SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               AMENDMENT NO. 1. TO
                                   FORM 10-SB
   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
                          Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934



                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                    ----------------------------------------
             (Exact name of Registrant as specified in its charter)


Florida                                               65-0805935
------------                                          ----------
(State or other jurisdiction of                       (IRS Employer
incorporation or organization)                        Identification Number)


7563 Philips Highway, Suite 110
Jacksonville, FL                                      32256
------------------------------------------            ---------
(Address of Principal Executive Officer)              Zip Code



                                 (904) 296-7500
                                 --------------
                   Registrant's Telephone Number and Area Code


                                 --------------

            SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

      Title Of Each Class                  Name Of Each Exchange on Which
      To Be So Registered                  Each Class Is To Be Registered
      -------------------                  ------------------------------

            None                                          None

        Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, .001 par value per share
                     --------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

ITEM 1.           DESCRIPTION OF BUSINESS....................................  1

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                  PLAN OF OPERATION.......................................... 10

ITEM 3.           DESCRIPTION OF PROPERTIES.................................. 18

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                  OWNERS AND MANAGEMENT...................................... 18

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS,
                  PROMOTERS AND CONTROL PERSONS.............................. 19

ITEM 6.           EXECUTIVE COMPENSATION..................................... 21

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED
                  TRANSACTIONS............................................... 23

ITEM 8.           DESCRIPTION OF SECURITIES TO BE REGISTERED................. 24

                                     PART II

ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON THE
                  REGISTRANT'S COMMON EQUITY AND RELATED
                  STOCKHOLDER MATTERS........................................ 29

ITEM 2.           LEGAL PROCEEDINGS.......................................... 30

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH
                  ACCOUNTANTS.................................................30

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.................... 30

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.................. 32

                  FINANCIAL STATEMENTS AND EXHIBITS.......................... 32

                                    PART III

ITEM 1.           INDEX TO EXHIBITS.......................................... 32

ITEM 1.     DESCRIPTION OF BUSINESS

Overview

      Universal Beverages Holdings Corporation, a Florida corporation ("we," "us" or the "Company") is in the business of producing and selling bottled water, and other beverages. We conduct business through our own wholly-owned subsidiary, Universal Beverages, Inc. ("UBI"), which has had active operations since March 1996. The principal source of revenues for our Company comes from the production and distribution of the Syfo(R) brand of bottled waters. Bottled water has been sold under the Syfo(R) brand since 1949 and is reputed to be one of the original brands of bottled water in the chain store market place. We acquired the exclusive distribution rights to the Syfo(R) brand in July 1998 and acquired full trademark rights to Syfo(R) in February 1999.

      We also manufacture beverages for other companies under contract at our production plant located in Leesburg, Florida. We have manufactured Mistic(R) and Snapple(R) products for Triarc Corporation, Bawls(R) Guarana for Hobarama and will manufacture products for Publix Super Markets and other retailers beginning this year.

      We primarily distribute our products throughout the largest regional grocery chain stores located in the Southeastern United States, such as Publix Super Markets, Winn-Dixie Stores and Albertson's Food Stores. The principal area of distribution of Syfo(R) bottled waters is Florida and Georgia.

The Bottled Water Market

      The bottled water market nationally is estimated to be greater than $5.1 billion and is one of the fastest growing segments of the beverage market, exceeding 8% annually. See "Bottled Water in the United States, May 1999, a study published by the Beverage Marketing Corporation of New York. ("Beverage Marketing Survey"). Unless otherwise noted, all statistics in this Registration Statement on Form 10-SB have been obtained from the Beverage Marking Survey. Florida is one of the largest bottled water markets, after California and Texas. Our Company's immediate market area, including Florida, is considered the South, which includes Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Virginia. This area has approximately 22% of the U.S. population. The wholesale dollar value of bottled water in this area was approximately $637,800,000 during 1998, with the Florida market area comprising the bulk of sales and population for this area.

      The bottled water market is composed of two segments - carbonated and non-carbonated. The carbonated segment of the market is composed of seltzers and sparkling waters, both flavored and non-flavored. Statistically, this segment also includes tonic waters and club sodas. The non-sparkling or non-carbonated segment of the market refers to the market of commercial and home delivery drinking water in bulk and in consumer size containers sold at retail chains, convenience stores and in the mass market club stores and super centers. Except for the year 1991, the rate of growth in the consumer size bottled water has been double-digit since 1984 and in 1998, it approached 30%. It is this growth in this market that has attracted Pepsi and Coke to introduce their own national brands of bottled water, Aqua Fina and Dasani. Coke and Pepsi have recently entered the bottled water market on a national scale with "purified" bottled waters. The Universal Beverages brand, Syfo(R), is a purified bottled water.

      The non-carbonated water has predominantly been "spring water", bottled and sold as "pure" bottled water. The spring water moniker has prevented the establishment of a national brand since most of these brands identify with the source of the spring. The Perrier Group (Nestle S.A. Europe) has come the closest with the purchase of a series of regional brands such as Arrowhead in California, Poland Springs in New York, Zephyrhills and Deer Park in the South and Callistoga in the Texas region. These brands, along with Great Brands of Europe/Danone Group, a group that owns the Evian Brand, have achieved consolidated sales exceeding $1.3 billion.

      The expectation is that the overall category "Bottled Water" will continue to grow at rates above the industry averages, and that the consumer size bottled water market will continue to grow at a double-digit rate as bottled water is recognized as a "mainstream" beverage and continues as a leading alternative to tap water.

Key Driver: Non-Sparkling Segment

      Throughout the 1990's, non-sparkling waters have been the key driver for the industry. By the end of 1999 this segment was responsible for 90% of total industry volume. By the end of the year, it should approach the 3.7 billion gallon mark, advancing at an exceptional 11.8% growth rate for 1999. Non-sparkling water is expected to grow at a rate of 10.1% per year through the year 2003.

      The non-sparkling water segment can be broken into three sub-segments: (1) retail premium PET (polyethylene terephthalate plastic) waters, that is 1.5-liters and smaller sizes, (2) retail bulk waters, that is the 1 and 2.5 gallon jugs, and (3) direct-delivered waters. The single most important growth driver for the entire bottled water category has been the retail premium PET waters. No category or subcategory in any beverage segment has had the consistent long-term growth of retail premium bottled waters. Over the last seven years, retail premium PET waters have advanced at an exceptional 27% compounded annual growth rate. In 1999, it is expected that this segment will continue this high rate of growth, surging ahead nearly 30%. Retail bulk waters, the 1 and 2.5 gallon jugs, are expected to end 1999 ahead about 3.9% and direct delivered home and commercial waters are expected to increase by approximately 5.5%, reaching a new high of more than 1.4 billion gallons. We participate in the retail PET and retail bulk segment of the industry.

Sparkling Waters and Imports

      Sparkling waters have had a particularly difficult time in the 1990's and 1999 was no exception. Sparkling waters are expected to end the year at approximately the 300 million gallon mark, down slightly more than 4% from 1998. This category continues to be affected by the success of the non-carbonated New Age beverages, including the non-sparkling PET segment of the industry. Imported waters have doubled their volume in the 1990's. After a slow start at the beginning of the decade, they have grown at a compounded annual rate of about 12% since 1994. Despite this growth rate, imported waters are likely to decline by almost 7% in 1999. According to industry experts, almost all of this decline is attributable to Canadian imports. We participate in this segment of the industry and most of our current revenues are generated from our seltzers and sparkling waters.

History

      We were originally incorporated in the State of Florida on July 18, 1989 under the name International Bon Voyage, Inc. On March 6, 1998, we acquired through an exchange of shares 100% of the outstanding shares of Universal Beverages, Inc. Our acquisition of UBI was accounted for as a pooling and a reverse merger. The name of our Company was changed from International Bon Voyage, Inc. to Universal Beverages Holdings Corporation. As a result of these transactions, UBI is now a wholly owned subsidiary of our Company.

Syfo(R) Brand

      The principal source of revenues for our Company comes from the production and distribution of the Syfo(R) brand of bottled waters. Bottled water has been sold under the Syfo(R) brand since 1949 and is reputed to be one of the original brands of bottled water in the chain store market place. We acquired the rights to the Syfo(R) brand in July 1998 and acquired full trademark rights to Syfo(R) in February 1999. In fiscal 1999 and 1998, we spent approximately $738,000 for the acquisition, rehabilitation, redesign and development of the Syfo(R) brand mark. Much of these costs have been capitalized on our balance sheet reflecting the inherent value of the brand mark. Our Company has also made significant expenditures in expanding the product line. Initial marketing costs were generally expensed. We believe we can effectively compete in the bottled water market with this brand because:

1. The Syfo(R) brand has brand equity with a long-standing and loyal customer base;

2. The Syfo(R) brand of seltzers and sparkling waters has premium shelf space in the principal chain stores for this type of product;

3. The Syfo(R) brand mark and image was completely redesigned within the last twenty-four months and has been positively received by its customers;

4. The Syfo(R) brand has never had the benefit of advertising and promotion, these resources have not been expended on the Syfo(R) brand;

5. The sparkling water category exhibits a significant absence of innovative promotion and advertising; and

6. The non-carbonated drinking water category shows no signs slowing growth and will continue to be one of the fastest segments of the beverage market.

Sparkling Waters

      The Syfo(R) brand has principally been known for its sparkling waters, which has generated most of the Company's current revenues. The Syfo(R) brand is distributed throughout the major chain stores in the Florida and Georgia market area, Publix Super Markets, Albertson's and Winn-Dixie Stores. We believe that we can double our current revenues in our core business of seltzer and naturally-flavored sparkling waters within our market area. The change in our brand presentation, improved shelf space as well as aggressive pricing and marketing efforts have enabled us to regain some of the market share lost prior to the acquisition of the Syfo(R) brand. By gaining competitive shelf space and creating new customers, we expect to increase our market share in the carbonated water market.

      In 1998, the Southeastern bottled water market was estimated to be approximately $637 million in wholesale dollar volume. This is for both categories of bottled water - carbonated and non-carbonated. The sales of the domestic sparkling water market are flat, with most companies demonstrating declines. In a flat sparkling water market, the Syfo(R) brand continues to thrive growing at an overall 13.7% rate in retail dollar sales for the current 52-week period ending June 20, 1999 exceeding the industry average for the category. This percent growth is based on scan data for chain stores and does not include convenience, club store/mass market or food service channels. Publix Super Markets is our largest customer and Publix controls 58% of the bottled water market in the Florida and Georgia market area.

                          Dollar Sales % Change - 52 Week Period ended
                          --------------------------------------------
                          June 20, 1999 Compared with Period ended June 20, 1998
                          ------------------------------------------------------

                             Publix             Remaining Market

Syfo(R)Brand                 11.7%                  18.01%
The Overall Category           .88%                 (1.75%)

                          Share of Market
                          ---------------

                             Publix             Total Market

Syfo(R) Brand
Share of Market              7.19%                  6.17%
---------------
*Scan data for the 52-week period ending June 20, 1999.

      The redesign of the Syfo(R) brand mark and revamping of the packaging, including new graphics, has been positively received by the public. Little if any marketing activity besides price pointing is occurring among the major brands. The Company believes that it can continue to increase sales in the sparkling water market as marketing efforts are increased. The Syfo(R) brand has a loyal customer base and strong brand equity in the Florida market. Sales can be generated from not only competitive shelf space but by creating new customers.

      Although the seltzer and sparkling water market is thought to have a definite upper limit, it serves as a base from which to launch and promote other product lines. Every dollar spent on advertising and promotion spills over to other products of the Company.

Non-Carbonated Waters

      We developed and introduced a new non-carbonated version of our bottled water in late 1997. By the end of 1998, the new product line could be found at Publix Super Markets on a system-wide basis and Winn-Dixie Stores in the Miami and Jacksonville areas. In early 1999, Albertson's introduced the Syfo(R) brand of "Purified Water" products into its Southern Division. The South region market area for non-carbonated drinking water products in which these products will compete is over a half billion in wholesale dollars. We believe that we can achieve a share of this market that will significantly increase our sales as a consequence of our brand equity, recognition, placement and distribution in the store, as well as advertising, sales and promotional efforts.

      We intend to continue the development and introduction of our non-carbonated line of purified waters. The non-carbonated spring water market dominates the bottled water market in the southeastern United States. This market is dominated by spring water sold through commercial and home delivery and in small plastic recyclable PET (polyethylene terephthalate plastic) containers. The total retail sales in this category of retail PET and bulk 1 and
2.5 gallons are estimated to be in excess of $600 million wholesale dollars in our market area, with the majority of brands owned by large European companies, such as The Perrier Group and Danone International that have wholesale dollar sales of nearly $1.3 billion dollars. Zephyrhills and Deer Park are two such brands in our market area that are owned by the Perrier Group; both brands are produced at the same plant located in central Florida. Zephyrhills reported wholesale dollar sales in 1997 of $90 million and Deer Park reported sales of $70 million in 1997.

      Most non-carbonated waters have been marketed from the spring water perspective, promoting water from special pure locations. Recent studies indicate that consumers are becoming better educated about the purity of water and the amount of total dissolved solids that are found in spring waters. Syfo(R) is a purified water and therein lies its point-of-differentiation among a market filled with spring waters. Most spring and mineral waters have between 90 and 300 parts-per-million of total dissolved solids. Syfo's(R) purified water is less than 10 parts-per-million of total dissolved solids. We have been able to enter into the market niche for purified water with a non-carbonated version of our well-known sparkling water. We were able to use our existing relationship and the Syfo(R) brand-equity in the market with Publix Super Markets, Winn-Dixie Stores and Albertson's to launch our non-carbonated line. We will need additional capital to aggressively market these products and retain and secure additional shelf space.

      The potential for growth in this category is tremendous. We expect the non-carbonated line to produce substantial growth as the distribution channels are filled and the marketing and advertising begin to have an impact on revenue growth. Scan data for the current 52-week period ending December 5, 1999 shows our share of the Florida and Georgia market area at less than half of a percent.

      Since our initial introduction of our non-carbonated Syfo(R), we have lost market share and shelf space as a direct consequence of our inability to commit marketing resources and efforts into creating consumer pull. We have not been able to make a significant impact in this segment of the bottled water market. The negative percent reflects lost shelf space at Publix Super Markets and Winn-Dixie Stores on two items. The positive percent in the remaining market reflects the growth of our brand at Albertson's.

                              Dollar Sales % Change for 52 Week Period Ended December 5, 1999 Compared with December 5, 1998
                              -----------------------------------------------

                             Publix                Remaining Market

Syfo(R)Brand                 -23.6%                   159.8%
The Overall Category          14.0%                     9.6%

                              Share of Market
                              ---------------

                             Publix                Total Market

Syfo(R) Brand
Share of Market               .318%                     .446%
---------------
*Scan data for the current 52-week period ending December 5, 1999.

      We plan to obtain additional distribution of our Syfo(R) brand by expanding the non-carbonated line into other chain stores in our market area and the Southeast, such as Kroger's, Harris Teeter's, and Winn-Dixie Stores in Orlando, Tampa, and Alabama. We also plan to re-present three items that have been deleted from Publix Super Markets and Winn-Dixie Stores. We will also begin to fill the single-serve distribution channel in convenience stores and other outlets where the product will likely be sold by the bottle. These stores are generally reached by intermediate distributors, delivering to individual stores directly.

Private Label and other Contract Packing

      The total market for private label contract manufacturing is estimated to be in excess of $500,000,000 within the general geographic area in which our Company will participate. Most of this is in the form of large contracts with organizations such as Wal-Mart Stores, Publix Super Markets and others. Since our manufacturing plant in Leesburg, Florida is fully operational, we expect to increase our participation in the private label contracting business. We have been approached by several large companies with proposals for private labeling manufacturing and we anticipate entering into definitive agreements with some of these companies.

Manufacturing Facilities and Suppliers

      We manufacture Syfo(R) brand products and other products are our production plant in Leesburg Florida. The plant is an 89,900 square foot metal building, located on 7.5 landscaped acres and contains production equipment used to produce our products. The Leesburg operations center will provide the warehouse space for both finished goods and raw materials for all products manufactured by us.

      We rely upon suppliers located in the general region in which our products are produced and sold. Some of the materials used in the production of our products are imported; however, suppliers do exist within the continental U.S. for similar materials. None of the materials or suppliers is in short supply.

Environmental

      We currently do not have any material capital expenditure commitments for environmental remediation of any of our properties.

Sales and Marketing

      We primarily sell our products to the largest regional grocery chain stores located in the Southeastern United States, such as Publix Super Markets, Winn-Dixie Food Stores and Albertson's. We also distribute products through local distributors and some of our sales are exported to the Caribbean and Central America.

      We have done limited advertising and have relied mostly on the 50 years of brand equity and recognition that the Syfo(R) trademark has in the Southern market area. We plan to begin advertising our products through a media program that will include local television and radio placement in targeted markets, magazines and trade publications. In addition to our media program we have plans for an aggressive public relations program that will include sponsorships of a major NFL football team based in our market area, a national health organization with chapters throughout the Southeast and various smaller regional organizations where our visibility will directly impact the market area we serve.

      In March 2000, we were selected by the Jacksonville Jaguars National Football League Franchise to retain the "pouring rights" to its stadium in Jacksonville, Florida. These rights were held by Coca-Cola before the Jaguars selected Syfo(R) brand bottled water. We expect to receive direct revenues from this contract in the amount of approximately $150,000 to $250,000 annually. The marketing exposure will result in substantial but not a predictable increase in product demand at the local chain stores.

Major Customers

      We have three customers which represented a significant portion of our sales in fiscal 1999 and 1998. In fiscal 1999 and 1998, Publix Super Markets represented 48.1% and 61.7% of our total sales, Albertson's represented 10.1% and 10.0% of our total sales and Winn-Dixie Food Stores represented 7.5% and 11.6% of our total sales. Loss of any of these customers will seriously affect our business. We are constantly seeking new customers to lower the dependence of our Company on these customers and are in discussions with several new customers, which could dramatically reduce such dependence. We have been appointed a vendor number and executed a vendor agreement with Wal-Mart Stores, Inc. ("Wal-Mart") for our 1 liter seltzer and naturally-flavored sparkling water. Supplying Wal-Mart may reduce our dependence on these customers, however there can be no assurance any new customer or customers would reduce this dominance or will continue ordering our products. Further, there are no assurances that our contract with Wal-Mart will be profitable, or will be a long-term contract.

Competition

      We have significant competition for all of our products. Many of our competitors are nationally recognized and possess substantially greater marketing and financial resources than our Company. We compete with other brands of similar products by price, shelf space and product positioning within the designated shelf-space area of the chain store. Products with national brand recognition generally have higher prices, while our Syfo(R) products are generally priced lower than those of our national competitors. We market against our competitors by aggressively managing our shelf space with our own merchandising force, store level promotions (including some display activity) consumer tasting programs and price specials.

      Our principal competitors in the sparkling water segment are Canada Dry, private label store brands, Ritz, Seagram's, Perrier, Clearly Canadian, Crystal Bay, New York Seltzer, San Pelligrino, and LaCroix. Our principal competitors in the non-carbonated bottle water market are Zephyrhills, Deer Park, Crystal Springs and private label store brands. Our products, especially the Syfo(R) products, are subject to intense competition from companies that have significantly greater market share, shelf space, financial resources and distribution. These companies have the resources to either lower the price of their products in a predatory manner or secure the prime space in the outlets in which these products are sold. These companies have relationships with stores such as Publix Super Markets, which enable them to continuously promote their products. Publix, on the other hand, enjoys significantly greater profits from selling these brands as a consequence of the established consumer response.

      We cannot be assured that the Syfo(R) brand will ultimately be successful, or that outlets such as Publix Super Markets, Albertson's or Winn-Dixie Stores will continue to carry our products. The shelf space is reviewed every six months to a year. Slow selling products are eliminated and replaced with new products or products that have a higher profit potential or greater sales. Last year five new entrants entered the spring water market, each of which paid substantial slotting fees. New entrants appear continuously and can be eliminated within six months if there is no consumer response. Consumer response is created through marketing and sales promotion.

Trademarks

      The Company has registered its Syfo(R)trademark with the United States Patent & Trademark Office. The Company also has registered trademarks for the following products: Tropical Kraze(R), Rain Sweet(R)and Harvest(R).

Government Regulations

      The Company employs a broad spectrum of treatment technologies for its various bottled waters, ranging from minimum treatment of its natural spring waters to extensive treatment of public water sources for its distilled and drinking waters. Manufacturing practices, quality standards and labeling of the Company's bottled water products are regulated by the Federal Food and Drug Administration ("FDA") as well as the states and some localities in which the water is distributed.

      The FDA regulates our products as a "food." Accordingly, our products must meet FDA requirements of safety for human consumption, of processing and distribution under sanitary conditions and of production in accordance with the FDA "good manufacturing practices." To assure the safety of our products, the FDA has established quality standards that address the substances that may be present in water which may be harmful to human health as well as substances that affect the smell, color and taste of water. These quality standards also require public notification whenever the microbiological, physical, chemical or radiological quality of our products falls below standard. The labels affixed to bottles and other packaging of our products are subject to FDA restrictions on health and nutritional claims for foods under the Fair Packaging and Labeling Act. In addition all drinking water must meet Environmental Protection Agency standards established under the Safe Drinking Water Act for mineral and chemical concentration and drinking water quality and treatment which are enforced by the FDA.

Product Liability and Insurance

      We are engaged in a business which could expose us to possible claims for personal injury resulting from contamination of water produced by our manufacturing plant or dispensing equipment. While the Company believes that through regular testing it carefully monitors the quality of water produced by its plants, it may be subject to exposure in the case of customer misuse of a cooler or bottle storage. The Company maintains blanket "claims made" product liability insurance against liability resulting from certain types of injuries in amounts that it believes to be adequate. Additionally, the Company maintains an umbrella policy that it believes to be adequate to cover claims above the limits of the product liability insurance. Although no claims have been made against the Company or any of its customers to date and the Company believes that its current level of insurance is adequate for its present business operations, there can be no assurance that such claims will not arise in the future or that the proceeds of the Company's policy will be sufficient to pay such claims.

Employees

      We have seventeen employees, none of whom are subject to a collective bargaining agreement. Of this number, four are executive staff members, two are clerical, one is quality control and nine constitute our production staff, including two mechanics and two sales representatives.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

      The following analysis of the Company's results of operation and financial condition should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Form 10-SB. Because we had not significant assets, liabilities or business activities prior to our purchase of UBI in March 1996, the discussion below will be focused on the business and operations of UBI, which continues to be in business and has been in business since March 7, 1996.

Overview

      We conduct business through our wholly owned subsidiary, UBI. We are in the business of developing, manufacturing and marketing various beverage products, particularly bottled water under our proprietary Syfo(R) brand. The Company has significant sales to major chain stores located in the Southern U.S. such as Publix Super Markets, Winn-Dixie Stores, Albertson's and minor sales to local distributors and export customers.

      Prior to July 1, 1998, we conducted business primarily as a manufacturer of beverages for other beverage companies at our manufacturing plant in Orlando, Florida. We acquired the exclusive distribution rights to the Syfo(R) brand in July 1998 and acquired full trademark rights to Syfo(R) brand in February 1999. After July 1998, our Company's recorded revenues are sales of Syfo(R) brand products to customers such as grocery chain stores and others. Prior to July 1998, our Company's revenues were not sales of beverages but sales from the contract manufacturing conducted by the Company up to that time. Accordingly, the results between the periods are not directly comparable.

      On June 11, 1998, the Company moved its manufacturing operations from Orlando, Florida to its new facility located in Leesburg, Florida. The Leesburg facility did not become operational until March 1999, over nine months after the Company left its manufacturing plant in Orlando, Florida. During this time period, the Company outsourced the manufacture of a substantial amount of its Syfo(R) products, which increased the cost of these products from 45% to 80% of total revenues. While the Leesburg plant was under construction, it was decided that maintaining current customers was important and the cost of the outsourcing was acceptable. Although these costs were to be short term in nature, the negative impact on the Company's profitability and liquidity were severe. The extra costs due to outsourcing reduced the gross profit by $417,384 for the twelve months between June 30, 1998 and June 30, 1999.

      The Company also experienced significant losses in fiscal 1998 and 1999 as a result of protracted litigation with Triarc Company, the owners of the Snapple and Mistic beverages, relating to Triarc's alleged breach of an agreement with the Company. In August 1999, the Company entered into a settlement agreement which resulted in total payments to Triarc of $102,500. The litigation was finally resolved on November 15, 1999, when Triarc filed a satisfaction of judgement. The costs associated with the Company performing under the agreement and the Triarc litigation totaled $1,461,105, which caused a significant drain on the Company's cash resources.

      We reported net operating losses of $2,182,344 for December 31, 1999 and $1,101,442 for fiscal 1998. The auditor's opinion issued in connection with our financial statements for fiscal 1999 contained a qualification expressing substantial doubt regarding the Company's ability to continue as a "going concern."

      We believe that the prospects for the future are significantly better than the results of our last two fiscal years would demonstrate. We have taken several steps to keep our Company viable and in existence as a going concern. As of March 31, 2000, we completed a restructuring plan with six of our creditors and converted $3,413,363.59 of outstanding debt and interest into equity. We also raised $2,025,000 from private sources. As a result of the forgoing, our net worth as of March 31, 2000 was $3,136,378 and we no longer have a "going concern" qualification. We have also entered into agreements with several retailers that will increase our revenues in fiscal 2000. See "Plan of Operations."

Results of Operations

Three Months Ended March 31, 2000 Compared to Fiscal Year Ended March 31, 1999

      We had total revenues of $513,759 in the three months ended March 31, 2000 compared with total revenues of $518,692 in the three months ended March 31, 1999.

      Cost of goods was $375,257 in the first three months of fiscal 2000, or 73% of total revenues. This is a dramatic decline from the first three months of fiscal 1999 in which the cost of goods was $518,925 or approximately 100% of total revenues. The decrease in cost of goods is due to the Company's resumption of producing its own products.

      General and administrative expenses were $399,329 or 77.7% of total revenues in the three months ended March 31, 2000 compared with $286,305 in the three months ended March 31, 1999 or 55.2% of total revenues. These costs include general and administrative expenses, sales expenses, consulting fees, rent and depreciation and amortization expenses. Depreciation and amortization expenses increased from $10,000 in the three months ended March 31, 1999 to $45,094 in the three months ended March 31, 2000. Consulting fees increased from $8,675 in the three months ended March 31, 1999 to $34,405 in the three months ended March 31, 2000.

      Other expenses were $15,060 or 29% of total revenues in the three months ended March 31, 2000 compared with expenses of $261,498 or 50.4% of total revenue in the three months ended March 31, 1999. Other expenses consists of interest expense, litigation expenses and additional income. Litigation expenses, which were primarily related to the litigation with Triarc, decreased from $129,263 in the three months ended March 31, 1999 to $10,680 in the three months ended March 31, 2000. In the three months ended March 31, 2000, we had other income of $135,152 which resulted from the forgiveness of interest.

      As a result of the forgoing, our loss from continuing operations was $257,887 in the three months ended March 31, 2000 compared with a loss of $548,036 in the three months ended March 31, 1999.

      We had extraordinary items equal to $237,819 in the three months ended March 31, 2000. These extraordinary expenses include income in the amount of $43,204 from the forgiveness of debt and a $194,615 gain on our debt restructuring.

      As a result of the forgoing, our net loss from operations was $38,068 in the three months ended March 31, 2000 compared with $548,036 in the three months ended March 31, 1999.

Fiscal Year ended December 31, 1999 ("fiscal 1999") Compared to Fiscal Year Ended December 31, 1998("fiscal 1998")

      We had total revenues of $2,774,153 in fiscal 1999 compared with $2,082,923 in fiscal 1998, an increase of 33.2%. This increase in revenue is attributable to our main production facility becoming operational in March 1999 and our Company being able to meet the demand. Almost all of these revenues resulted from the sale of Syfo(R) products. During this period, we elected not to aggressively market or promote our business until our financial base and operations were secure. Since our Company did not own the Syfo(R) brand until the third quarter of 1998, revenues from fiscal 1999 and fiscal 1998 are not directly comparable. During the first two quarters of fiscal 1998, we manufactured products for others.

      Cost of goods was $1,514,101 in fiscal 1999 or approximately 54.6% of net revenues. This is a dramatic decline from fiscal 1998, in which costs of goods came to $1,310,033 or approximately 62.9% of net revenues. The lower cost of goods reflects the positive results from the transition from outsourcing the manufacturing of the Syfo(R) waters to our internal manufacturing of the Syfo(R) products at our Leesburg plant. As of June 30, 1999, all of our products were being manufactured in the Leesburg plant with the resultant decrease in the manufacturing costs and increased utilization of the overhead associated with the Leesburg plant. We believe that we will further reduce the cost of goods to approximately 40% of net revenues if we internally manufacture our own PET containers and we are in the process of developing this capacity.

      The Company experienced an operating margin of $1,260,052 or 45.4% of total revenues for fiscal 1999 up from $772,890 or 34.7% of total revenues in fiscal 1998. The higher operating profit reflects increased sales and a lower cost of goods to manufacture the Company's Syfo(R) products as the Leesburg plant came on line.

      General and administrative expenses were $1,995,324 or 71.9% of total revenues in fiscal 1999 compared with $929,711 in fiscal 1998 or 44.6 % of total revenues. These costs reflect the administrative cost, including rents of the Jacksonville office, executive, administrative and other costs associated with managing and operating the Company.

       Depreciation and amortization expenses increased to $272,875 in fiscal 1999 compared with $20,087 in fiscal 1998. Depreciation expenses increased in fiscal 1999 because we acquired the Leesburg plant in March 1999 and began to depreciate the assets acquired and placed into service on this plant in fiscal 1999.

      Interest expenses were $460,999 in fiscal 1999 compared with $121,017 in fiscal 1998. Interest expense increased because we borrowed additional high interest rate debt in fiscal 1999. Most of this debt was acquired after an offering of preferred stock in 1998 failed. We then turned to high interest rate debt to complete the Leesburg operations. Litigation expenses were $713,198 in fiscal 1999 compared with $803,532 in fiscal 1998.

      As a result of the forgoing, the Company's net loss was $2,182,344 in fiscal 1999 compared with a net loss of $1,101,457 in fiscal 1998. These losses includes the write-down of the litigation receivable, interest costs and extraordinary litigation costs.

Seasonal Aspects

      Our business experiences some seasonality. The lowest season is during January and February of each year. We experience substantial growth in revenues in March and April of our sparkling bottled waters. The summer seasons have shown an increase in non-carbonated bottled water for sales related to national emergencies, such as floods and hurricanes.

Liquidity and Capital Resources

      As of March 31, 2000, we had current assets of $2,529,201 compared to ($37,885) at December 31, 1999, total assets of $4,864,222 compared to $560,209 at December 31, 1999, current liabilities of $1,693,201 compared to $3,878,007 at December 31, 1999 and a current net worth of $3,136,378 compared to a negative net worth of ($2,309,791) at December 31, 1999. This increase is primary due to our restructuring of $2,859,513.59 of debt and accrued interest with six of our creditors and $2,025,000 of capital that we raised in a private offering.

      Net cash used in operating activities was ($169,401) in the three months ended March 31, 2000 compared with ($208,825) in the three months ended March 31, 1999. Net cash used in investing activities was ($11,109) in the three months ended March 31, 2000 compared with ($431,742) in the three months ended March 31, 1999. We decreased our investing activities in the three months ended March 31, 2000 because we did not purchase any equipment in the three months ended March 31, 2000.

      Net cash provided by financing activities was $2,174,796 in the three months ended March 31, 2000 compared with $565,000 in the three months ended March 31, 1999. In the three months ended March 31, 2000, we raised $2,368,000 from the issuance of common and preferred stock in a private offerings.

Material Capital Commitments

      On March 31, 2000, we entered into a contract to purchase the Leesburg property for $1,400,000. We delivered a $100,000 escrow deposit to the seller and intend to close on the contract by delivering $1,300,00 in cash on or before July 1, 2000. We intend to expand the manufacturing capability of the Leesburg plant to include PET manufacturing capability, including high-capacity injection molding and blow molding equipment. The plant will also be expanded to include an independent bottling line for large capacity containers such as gallon containers and expansion of the existing bottling line to accommodate newer packaging options. The total cost of these improvements is expected to exceed $3,535,000. We expect to make these expenditures over the next year

Plan of Operations

      During the next twelve months, we intend to increase our sales of our Syfo(R) products. We will focus on sales and marketing efforts with a planned expenditure for advertising that could reach $2 million. We intend to reintroduce an updated version of Syfo(R) mixers (i.e. ginger ale, club sold, and tonic waters) for the regional and international direct store delivery markets. We will also introduce two PET versions of our sparking waters in 16 and 20 ounce containers for our local chain store sales and for more portable versions of Syfo(R) when the glass version is not suitable. We will also introduce a 12-ounce PET carbonated version of our sparking waters and an 8-ounce and 12-ounce version of our non-sparking waters for the school and airline markets.

      We have received a vendor agreement and have been assigned a vendor number from Wal-Mart who has requested that our sparking water line be distributed in all Wal-Mart or Super Centers along the entire east coast of the United States. We are expecting the first of these shipments to occur during the first quarter of 2000. We have no way of estimating the increase in revenues from the Wal-Mart vendor agreements, however we believe that these revenues could easily fall within a $1,000,000 to $4,000,000 annual increase. However, there can be no assurances that these revenues will be achieved.

      We also intend to further develop our private label contracting business. We have been approached by several large companies with proposals for private labeling manufacturing and we anticipate entering into definitive agreements with some of these companies during the next year.

Factors That May Affect Our Future Results and Market Price of Stock

      We operate in a rapidly changing environment that involves numerous risks, some of which are beyond the Company's control. The following discussion highlights some of these risks.

      Limited Operating History. We have been in the beverage business since March 7, 1996 and we have a limited operating history. Our operations consist of manufacturing and distributing the Syfo(R) brand of bottled water as well as other products. We have lost money in all periods since 1996. Although the Syfo(R) brand has 50 years of history and is distributed throughout the South, there is no assurance that we will be able to sell enough of the products to ensure a profit. Our business is subject to all the risks inherent in any newly formed business including the absence of a profitable operating history, lack of market recognition and limited banking and financial relationships.

      History of Operating Losses and Previous Going Concern Qualification. We have incurred losses since inception of our operations in 1996, and may continue to incur substantial losses in the future. In particular, the Company incurred losses of $2,182,334 for fiscal 1999 and $1,101,442 for fiscal 1998. The footnotes to our financial statements for fiscal 1999 and fiscal 1998, include an explanatory paragraph relating to the uncertainty of the Company's ability to continue as a going concern. However, we completed a restructuring plan with six of our creditors in the first quarter of 2000 and converted approximately $3.38 million of debt and accrued interest into equity and our net worth is positive as of March 31, 2000. We have developed a business strategy, which we hope will enable us to be profitable. However, there can be no assurances that the Company will ever have profitable operations Even if we do have profitable operations, there can be no assurances that we can achieve profitable operations on a consistent basis. It is possible that our Company may experience further net losses.

      Quarterly Dividend Payments. As of June 1, 2000, we have issued and outstanding 202,500 shares of Series B Preferred Stock, 130,600 shares of Series C Preferred Stock, 31,500 shares of Series D Preferred Stock, 57,500 shares of Series E Preferred Stock and 35,000 shares of Series F Preferred Stock. We are required to make quarterly dividend payments to these shareholders in the amount of $92,990 and our annual dividend payments to these preferred shareholders equals $371,960. If we issue more shares of preferred stock, our annual and quarterly dividend payments will increase. Our obligation to make these dividend payments will decrease our operating cash flow and our ability to make expenditures to benefit our business. If we fail to make dividend payments for three consecutive quarters, the preferred shareholders can send us a notice stating that we are in default under the terms of the preferred stock. If we are in default, each share of preferred stock will have 10 votes per share toward the election of directors of the Company. Accordingly, if we are in default under the terms of the preferred stock, the preferred shareholders will probably be in a position to control our board of directors.

      Additional Financing Required; Lack of Traditional Financing Sources. We are pursuing an aggressive growth strategy that will require substantially more funding than we have on hand. We may seek additional financing through the sale of additional debt or equity securities (or a combination thereof) in future public or private offerings. However, there can be no assurance that any such financing will in fact be available to us when needed or upon terms acceptable to us. Consequently, should we be unable to secure needed additional financing in the future on a reasonable basis, it is possible that our business plan won't be executable and profitable operations will not be obtainable. There can be no assurances that any such additional financing will be available on terms satisfactory to us, if at all, since conventional financing may not be available to us.

      Dominant Customers. We have three customers which represented a significant portion of our sales in fiscal 1999. Publix Super Markets represented 48.1% of our sales, Albertson's represented 10.1% of our sales and Winn-Dixie Food Stores represented 7.5% of our total sales. Loss of any of these customers would seriously affect our business. We are constantly seeking new customers to lower the dependence of our Company on Publix Super Markets, Albertson's and Winn-Dixie Food Stores and are in discussions with several new customers, which could dramatically reduce such dependence. We have been appointed a vendor number and executed a vendor agreement with Wal-Mart Stores, Inc. for our 1 liter seltzer and naturally-flavored sparkling water. Supplying Wal-Mart may reduce our dependence on any our dominant customers, however there can be no assurance any new customer or customers will reduce this dominance or will continue ordering our products. Further, there are no assurances that our contract with Wal-Mart will be profitable, or will be a long-term contract.

      Uncertain Ability to Manage Growth. As part of our business strategy, we intend to pursue rapid growth. Our ability to achieve our planned growth depends upon a number of factors, including our ability to hire and train management and other employees, the adequacy of our financial resources, our ability to identify new markets in which we can successfully compete and our ability to adapt our purchasing and other systems to accommodate our expanded operations. In addition, there can be no assurance that we will be able to achieve our planned expansion or that we will be able to manage successfully the expanded operations. Failure to manage growth effectively could adversely affect our financial condition, results of operations and prospects.

      Competition. Our products, especially the Syfo(R) products, are subject to intense competition from companies that have significantly greater market share, shelf space, financial resources and distribution. Our principal competitors in the sparkling water segment are Canada Dry, private label store brands, Ritz, Seagram's, Perrier, Clearly Canadian, Crystal Bay, New York Seltzer, San Pelligrino, and LaCroix. Our principal competitors in the non-carbonated bottle water market are Zephyrhills, Deer Park, Crystal Springs and private label store brands. These companies have the resources to either lower the price of their products in a predatory manner or secure the prime space in the outlets in which these products are sold. If these companies are successful in their efforts to obtain greater market share, shelf space and/or distribution, this could affect our Company's ability to sell its Syfo(R) products and could result in lower total revenues.

      Dependence on Senior Management. Our future performance depends substantially upon the continued services of our senior management, particularly Mr. Moore and Ms. Mendius, and other key personnel. We have entered into employment agreements with Mr. Moore and Ms. Mendius. See "Management - Employment Agreements." The loss of services of Mr. Moore or Ms. Mendius could have a material adverse effect on the Company's marketing strategy, business operations, financial condition and results of operations. If our operations expand, we will also be dependent upon our ability to attract and retain additional qualified employees and consultants. There is significant competition for qualified personnel, and there can be no assurance that the Company will be successful in recruitng, retaining or training the management personnel it requires.

      Government Regulations. The Federal Food and Drug Administration ("FDA") regulates our products as a "food." Accordingly, our products must meet FDA requirements of safety for human consumption, of processing and distribution under sanitary conditions and of production in accordance with the FDA "good manufacturing practices." In the event that we do not continue to meet these required standards, our manufacturing facilities may be shut down and our business will be seriously affected.

      Penny Stock Trading Rules. The Securities Exchange Act of 1934 as amended and regulations promulgated thereunder place restrictions on trading activities in "penny stocks." Penny stocks are defined as equity securities priced under $5.00 which are not listed for trading on a national exchange or NASDAQ, subject to certain exceptions. Under this definition, the Company's common stock is a penny stock. Brokers dealing in penny stocks are subject to special disclosure rules, are required to determine the suitability of penny stock transactions for their clients, and are required to obtain and maintain written consents of their clients to such transactions. These regulatory burdens discourage a number of brokers from becoming involved in a security until it is no longer a penny stock, which may adversely affect the depth and liquidity of any market in the Company's common stock.

            Lack of Liquidity for the Company's Common Stock. The Company's common stock currently trades on the National Quotation Bureau Pink Sheets ("Pink Sheets") under the symbol, "UVBV." The Company is submitting a Form 15c2-11 application to NASDAQ to have its stock quoted on the OTC Bulletin Board. Stocks trading on the Bulletin Board and Pink Sheets generally attract a smaller number of market makers and a less active public market and may be subject to significant volatility. Sales of substantial amounts of shares of the Company's common stock in the public market (pursuant to exercise of warrants and additional capital financing transactions which may be undertaken by the Company in the future) could adversely affect the market price of the Company's common stock and the Company's ability to raise equity capital in the future and may make it more difficult for an investor to liquidate his investment in the Company. The trading market for the Company's common stock is currently limited to relatively low volume. There can be no assurance that a trading market will be sustained in the future.

      Issuance of Additional Shares. Our Articles of Incorporation authorize the issuance of 30 million shares of common stock and 20 million shares of preferred stock. As of March 31, 2000, we had 6,028,704 shares of common stock issued and outstanding and an aggregate of 454,600 shares of preferred stock of various classes. Our Board of Directors has the power, without shareholder approval, to issue up to 23,971,296 shares of common stock and 19,545,400 shares of preferred stock, with preferences designated by the Board of Directors. Any such issuance might result in a reduction of the book value or market price of the outstanding common stock and preferred shares. Issuance of additional shares will reduce the proportionate ownership and voting power of our then existing shareholders.

ITEM 3.     DESCRIPTION OF PROPERTY

      Our corporate offices are located in Jacksonville, Florida. We have a one-year lease which expires on May 31, 2001. Our monthly rental payment is approximately $2,573.75 per month.

      We entered into a contract to purchase a production plant in Leesburg, Florida and 7.5 acres of land underlying the production plant for $1,400,000 on March 31, 2000. We delivered a $100,000 escrow deposit to the seller, BNS of Central Florida, Ltd., and intend to close on the contract by delivering $1,300,000 in cash on or before July 1, 2000.

      If we do not close on the contract by the required date, we still have a lease for the production plant and 7.5 acres of land. The lease expires on August 31, 2004 and the monthly payments are approximately $18,758.96 per month. The rent will be increased in 4% increments each year thereafter. Real estate taxes are approximately $20,000 per annum.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of March 31, 2000, the beneficial ownership of the Company's common stock (1) by each director of the Company (2) by all directors and officers as a group and (3) by persons who are known by the Company to own beneficially more than 5% of the Company's common stock. At March 31, 2000, we had 6,194,204 shares of our common stock issued and outstanding. Unless otherwise indicate, the address for each person is c/o Universal Beverages Holdings, Inc., 7563 Philips Highway, Suite 110, Jacksonville, Florida 32256.

                              Amount of Common
Name and Address                Stock Owned      Percent of Class
----------------                -----------      ----------------

Earl T. Smith(1)                   559,000             9.0%
Cydelle Mendius                    503,500             8.1%
Jonathon O. Moore                  502,996             8.1%
Bridge Bank Ltd.(2)                741,000            12.0%
Jay D. Marsh                       427,996             6.9%

All Officers and Directors
as a Group (5 persons)          2,143,492            34.6%
-----------------------

(1) Includes 459,000 shares owned by ETS Enterprises, Inc., a company controlled by Mr. Smith.
(2) The address for Bridge Bank LTD. is N-778 West Bay Street, Nassau, Bahamas

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

      The following table sets forth the names, ages and current positions with our Company held by Directors, Executive Officers and Significant Employees.

Name                      Age           Position
----                      ---           --------
Jonathon O. Moore          49           Chairman, CEO, Director
Cydelle Mendius            42           President: Director
Jay D. Marsh               57           Treasurer, Director
Earl T. Smith              79           Director
Marsha Flaige              49           Vice President - Finance and Secretary
Jerry Gaines               61           Vice President - Operations
Jose Matos PHD             37           Director of Quality Control

      Jonathon O. Moore has served as the Chairman and CEO of the Company since March 6, 1998. From April 1996 through May 1998, Mr. Moore was the sole shareholder of Syfo Beverage Company of Florida. From January 1992 through April 1996, Mr. Moore was engaged as an independent consultant in several insurance company ventures, including General Insurance Company and Peninsula Life. In the 1980's, he served as the Chairman of the Board and a major shareholder of Air U.S. Mr. Moore has over 25 years of experience at all levels of management, which includes a wide spectrum of challenges from new venture start-ups to turning around entire organizations, including Air U.S., a Part 121- FAA certified airline operation in the United States in the early 1980's. Mr. Moore attended the University of Wyoming where he majored in Physics and Mathematics.

      Cydelle Mendius has served as President and Director of the Company since May 5, 1997. From April 1996 through May 1997, Ms. Mendius served as the President of Syfo Beverage Company of Florida. From March 1993 through March 1996, Ms. Mendius worked as a business development specialist providing consulting services in a variety of different industries, including the beverage and agribusiness industries. Within the beverage industry she specialized in the bottled water segment of the industry. In addition to her consulting experience, Ms. Mendius has owned and operated two successful businesses, one of which was sold and the other merged into a large entity. She has held the executive-level positions of President, Vice President and General Manager during the past sixteen years of her business career. She received her BA in Modern languages and

Latin American Studies, holds a Master's Degree in Business Administration and has completed certificate programs in Small Company Management. She has been named one of the Outstanding Young Women of America and is an alumna of the University of Denver and Harvard University Graduate School of Business.

      Earl T. Smith has served as a Director of the Company since March 6, 1998. Mr. Smith served as a Lieutenant Colonel in the United States Air Force. After retiring from the Air Force, he was General Manager of Two States Drilling Company in Dallas, Texas after which he formed his own independent oil and gas company, Earl T. Smith and Associates, Inc., Amarillo, Texas, which he has owned and operated since 1955 through the present date.

      Jay Marsh has served as a Director and Treasurer of the Company since March 6, 1998. Since 1991 through the present date, Mr. Marsh has worked as a consultant and been involved with the successful restructuring and refinancing of several companies. From June 1970 through June 1973, Mr. Marsh served as a consultant with Arthur Young and Company. Mr. Marsh has had significant corporate finance experience as an investment banker in a wide variety of mergers and acquisitions, restructuring, and lending transactions, as a principal in leveraged buy-out transactions, and as a consultant to financially troubled companies, specializing in the implementation of restructuring action plans. His experience as chief executive of an investment banking firm includes: completing 40 debt financing for clients totaling over $100 million and arranging a $10 million equity investment in a home health care venture in 1988. His experience as a principal includes chairman and CEO of a $20 million leveraged buy-out of a seven jet commercial airline in 1984. Mr. Marsh has a Bachelor of Science degree in Physics and a Masters of Business Administration degree from Ohio State University. He is a Certified Public Accountant, member of the AICPA and Illinois Society of CPA's.

      Marsha Flaige has served as the Vice President-Finance and Secretary of the Company since March 6, 1998. From October 1993 through the present date, Ms. Flaige has served as the Vice President of Speciality Business Services, an independent business consulting company. From September 1983 through April 1992, she was an Assistant Vice President- Financial Analyst with Voyager Group (an insurance subsidiary of Primerica), which required preparation of monthly, quarterly, and year-end GAAP financial statement packages and line-of-business reporting to the corporate parent. Upon the consolidation of Voyager with its affiliated companies in April 1992, she opened a small business consulting firm called Owner Executive Support Services. Ms. Flaige graduated from the University of North Florida with a Bachelor of Business Administration with emphasis in Finance and Corporate Planning and is currently a CPA candidate.

      Jerry Gaines has served as the Vice President of Operations since August, 1999. During the five year period before he joined the Company, Mr. Gaines was the Product Manager at American Can. Mr. Gaines has over thirty years of experience in general manufacturing, production and quality programs. Mr. Gaines is an active member of the International Beverage and Water Association and the South East Water Association.

      Jose Matos, Ph.D. has served as Director of Quality Assurance since August, 1999. From July 1998 to August 1999, Mr. Matos was the Laboratory Manager at Lesco, Inc. From October 1997 to March 1998, he was the product development management at SunPure, Ltd. From February 1990 to October 1997, he was the Corporate Director of Research and Development and Quality Assurance at Indian River Foods. Mr. Matos graduated from the University of Michigan with a PhD in Chemistry. He has over seventeen years of experience at all levels of quality control in the beverage industry, which includes flavors development, citrus and other juices and water. He is an active member of the Institute of Food and Technology (IFT), and American Chemical Society (ACS).

Designees

      In connection with a capital investment, we gave an investor group the right to appoint two persons to the Company's Board of Directors. Additionally, in connection with our restructuring plan, we also gave one of our former creditors the right to appoint one person to our Board of Directors. As of this date, these groups have not named any nominees to our Board..

General Information about Directors

      Each Director holds office until the next annual meeting of shareholders of our Company and until his successor has been elected and qualified. Officers of our Company are elected by the Board of Directors and serve at the discretion of the Board. There is no immediate family relationship between or among any of the directors, executive officers or significant employees. The Company is not aware of any arrangement or understanding between any director or executive officer and any other person pursuant to which he was elected to his current position.

      Directors who are full time employees of the Company receive no additional compensation for services rendered as directors of the Company. Directors who are not full time employees of the Company do not receive any compensation for their services as directors.

NASDAQ Requirements and Committees

      We intend to comply with the corporate governance standards established by the NASDAQ Stock Market. In the near future, we intend to have two independent directors on our Board of Directors and will establish an audit committee, with a majority of independent directors.

ITEM 6.     EXECUTIVE COMPENSATION

      This Summary Compensation Table sets forth compensation earned by Jonathon
O. Moore, the Company's Chief Executive Officer and Chairman (the "Named Executive Officer") for services rendered in all capacities to the Company during its fiscal year ended December 31, 1999 and December 31, 1998. No other principal executive officer received a total annual salary and bonus from the Company which exceeded $100,000 during fiscal 1998 or 1999.

Name and Position       Year        Salary         Bonus      Other Compensation
-----------------       ----        ------         -----      ------------------
Jonathon O. Moore,      1999        $40,660          -        $28,500
                        1998        $33,631          -        -


(1) Includes stock awarded to Moore for his service as Chief Executive Officer of the Company during fiscal 1999. Mr. Moore received 150,000 shares of the Company's common stock on December 13, 1999 and the fair market value of the Company's stock on such date was $.19 per share.

Option Grants in Fiscal 1999

      We did not make any option grants to Mr. Moore during fiscal 1999.

Aggregate Option/SAR Exercises in Last Fiscal year and FY-End Option/SAR Values

      Mr. Moore did not exercise any options during the last fiscal year.

Employment Agreements

      We have entered into employment agreements with Jonathon Moore, Cydelle Mendius and Marsha Flaige. Jonathon Moore is employed as the Company's Chief Executive Officer and Chairman and his annual salary is $60,000, effective as of March 6, 1998. Cydelle Mendius is employed as the Company's President and her annual salary is $80,000 effective as of March 6, 1998. Marsha Flaige is employed as the Company's Vice President and her annual salary is $60,000 effective as of March 6, 1998. Mr. Moore, Ms. Mendius and Ms. Flaige's employment agreements are for three year terms from their effective dates and all agreements expired on March 5, 2001.

      The employment agreements provide that the executive's employment will be terminated upon (1) the executive's death, (2) for cause and/or (3) if the executive has a complete disability. For cause is defined as (1) the executive's substance abuse, alcoholism, or conviction of a crime involving moral turpitude, acts of fraud by the executive against the Company or its affiliates in connection with their business or (3) if the executive resigns or abandons his employment. Complete disability means the inability of the executive due to illness, accident or any other physical or mental incapacity (other than incapacity or illness resulting from the executive's performance of his duties under the employment agreement) to perform the services provided for in his/her employment agreement for a period of 120 consecutive days within any twelve (12) consecutive month period.

      If the executive's employment is terminated because of his death or complete disability, the executive is entitled to receive his salary for a one year period following the date of such termination, provided that any such payments shall not extend beyond the term of the employment agreement, which expires on March 5, 2001.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On November 15, 1997, Cydelle Mendius advanced $90,000 to UBI at an interest rate of 15%, evidenced by a demand promissory note callable at any time, and secured by the assets of our Company. Since that time, Ms. Mendius has advanced additional funds to our Company bringing the total loan in excess of $200,000 plus accrued interest.

      Between June 6, 1997 and September 19, 1997, Bridge Bank, Ltd. advanced a loan to UBI in the amount of $541,500 at an annual interest rate of 15% and the loan was secured by common stock of Mr. Moore and Ms. Mendius. Bridge Bank also received 350,0000 shares of the Company's common stock as consideration for extending the loan at a price of $.001 per share. On February 1, 2000, Bridge Bank entered into a debt forgiveness and exchange agreement in which it agreed to forgive all of the Company's outstanding indebtedness and accrued interest under the note in the amount of $720,500 in exchange for 700,000 shares of the Company's common stock. On the date of the exchange, the fair market value of our common stock was approximately $.78 per share.

      In June 1996, the Company's subsidiary, Orlando Bottling & Production, Inc. ("Orlando Bottling"), entered into a manufacturing agreement with Syfo Beverage Company of Florida, Inc. ("Syfo Beverage"). At that time, Jonathon Moore and Cydelle Mendius were both officers, directors and shareholders of the Company and Syfo Beverage. Syfo Beverage had obtained an exclusive franchise agreement to distribute and sell Syfo(R) products from the Best Day Company f/k/a Syfo Water Co., Inc. (the "Best Day Company"), the previous owner of the Syfo trademark and an unrelated party, and needed to retain a company to manufacture, bottle and distribute the Syfo products.

       Prior to entering into the manufacturing contract, the Company and Orlando Bottling had obtained quotations on the cost of providing these services to Syfo Beverage and priced the manufacturing contract on terms that were the same as the outside quotations. Under the terms of the manufacturing agreement, Orlando Bottling would manufacture the products, maintain adequate inventory and distribute the products and Syfo Beverage would pay Orlando Bottling a set fee for those services on a monthly basis.

      In July 1998, the Company acquired rights to the Syfo(R) trademark by purchasing a promissory note, secured by the Syfo trademark, from Union Planters Bank and also succeeded to the bank's position in the lawsuit to foreclose on the Syfo(R) trademark against the Best Day Company. In conjunction with this transaction, the Company terminated its manufacturing contract with Syfo Beverage Company in consideration for the net monies due the Company from Syfo Beverage in the amount of $660,000.

ITEM 8.     DESCRIPTION OF SECURITIES

      We are authorized to issue up to 30,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock. As of June 1, 2000, there were 6,194,204 shares of common stock outstanding and 453,100 shares of preferred stock of various series.

Common Stock

      The holders of our Common Stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of the Company, the holders of our common stock are entitled to receive the net assets held by the Company after distributions to the creditors. The holders of Common Stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of Common Stock and the shares offered hereby will not be subject to further call or redemption and will be fully paid and non-assessable.

Preferred Stock

      Within the limits and restrictions contained in our Articles of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issued up to 20,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications.

      We have authorized the issuance of Series A, Series B, Series C, Series D, Series E and Series F Preferred Stock. As of June 1, 2000, there were issued and outstanding: 0 shares of Series A Preferred Stock, 202,500 shares of Series B Preferred Stock, 130,600 shares of Series C Preferred Stock, 31,500 shares of Series D Preferred Stock, 57,500 shares of Series E Preferred Stock, and 35,000 shares of Series F Preferred Stock.

      Shares of Preferred Stock issued by the Company could be utilized, under certain circumstances, to make an attempt to gain control of the Company more difficult or time-consuming. For example, shares of Preferred Stock could be issued with certain rights which might have the effect of diluting the percentage of our common stock owned by a significant shareholder, or issued to purchasers who might side with management in opposing a takeover bid. A takeover transaction frequently affords shareholders the opportunity to sell their shares at a premium over current market prices.

Series A Preferred Stock

      Our Articles of Incorporation authorize 600,000 shares of Series A Preferred Stock. As of the date of this Memorandum, we do not have any shares of our Series A Preferred Stock issued and outstanding. On January 31, 2000, we issued a total of 42,500 shares of our common stock in exchange for all 8,500 shares of the Series A Preferred Stock which were issued and outstanding. We also issued 1,700 shares of our common stock as a preferred stock dividend for 1999, which dividend was effective as of January 1, 2000.

Series B Preferred Stock

      Our Board of Directors has authorized the issuance of up to 450,000 shares of Series B Preferred Stock. Holders of Series B Preferred Stock are entitled to cumulative dividends at a rate of $1 per share. Dividend payments will be made on a quarterly basis. Each dividend is cumulative, in the event payments are not made in any specific quarter, the dividend will cumulate and payments will first be applied to those payments that are past due and then to dividends currently due.

      Dividends must be paid in cash if the Company's common stock is trading at or below an average price of $4.50 per share during the thirty (30) calendar day period prior to the record date for the dividend payment. The Board of Directors may elect to pay the dividends in shares of our common stock if the common stock is quoted at a price of above $4.50 per share during the thirty (30) calendar day period before the record date for the dividend.

      At any time after issuance, each shares of Series B Preferred Stock can be converted into 2.5 shares of the Company's common stock. At any time, the Company can redeem shares of Series B Preferred Stock by giving the preferred shareholders 30 days written notice of such intention to redeem at the purchase price of $12 per share. Series B Preferred Shareholders will have the right to appoint two directors of the Board of Directors of the Company. The Series B Directors can only serve while a majority of the originally issued Series B Preferred Shares remain outstanding, unconverted and unredeemed.

      The shares of Series B Preferred Stock do not have voting rights, unless there is an Event of Default (as defined herein). If the Company fails to make dividend payments for three quarters, the holders of 60% of the issued and outstanding Series B Preferred Stock can declare an event of default by providing the Company with 60 days notice of such event of default by certified mail. If there is an Event of Default, each shares of Series B Preferred Stock shall have 10 votes which may be counted toward the election of the Company's Board of Directors. Except for the forgoing voting rights for directors in the Event of Default, the Series B Preferred Stock will not have voting rights or any other corporate matters.

      In the event of the liquidation, dissolution or winding up of the Company, holders of the Series B Preferred Stock will be entitled to receive a liquidating distribution before any distribution or payment may be made to holders of common stock or any other class of stock ranking junior to the shares of the Series B Stock. The liquidating distribution will be $12.00 per share. However, the holders of the shares of Series B Preferred Stock will not be entitled to receive the liquidation price of such shares until the liquidation price of any other series or class of the Company's stock hereafter issued which ranks senior as to liquidation rights ("Senior Liquidation Stock") of the Series B Preferred Stock has been paid in full. In the event the assets of the Company available for distribution to the holders of the shares of all Series of the Company's preferred stock, upon any such liquidation or winding up of the Company, shall be insufficient to pay in full the preferential amounts to which such holders are entitled, the holders of the Series B Stock shall share ratably in any distribution of assets in proportion to the full amounts to which such holder would otherwise be respectively entitled.

      As long as shares of Series B Preferred Stock are outstanding, the Company will not, without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Series B Preferred Stock voting as a class (1) create, authorize or issue any shares of any other class of Senior Dividend Stock or Senior Liquidation Stock or (2) amend, alter or repeal, whether by merger, consolidation or otherwise, the Company's Articles of Incorporation, if such changes would materially and adversely affect the powers, preference or special rights of the Series B Preferred Stock. The Company is further prohibited from encumbering the underlying assets of the Company, other than cash, accounts receivable, and inventories for the purposes of pledging, securing or otherwise encumbering these assets for any reason, including further borrowing or other purposes without the unanimous approval of the Board of Directors of the Company, including the directors so appointed by the majority of the Series B Preferred Shares.

Series C Preferred Stock

      Our Board of Directors has authorized the issuance of up to 200,000 shares of Series C Preferred Stock. Each share of Series C Preferred Stock is entitled to cumulative dividends at a rate of $1 per share. Dividend payments will be made on a quarterly basis. Each dividend is cumulative, in the event payments are not made in any specific quarter, the dividend will cumulate and payments will first be applied to those payments that are past due and then to dividends currently due.

      All dividend payments must be made in cash. At any time after issuance, each shares of Series C Preferred Stock can be converted into 2.5 shares of the Company's common stock. At any time, the Company can redeem shares of Series C Preferred Stock by giving the preferred shareholders 30 days written notice of such intention to redeem at the purchase price of $10 per share.

      The shares of Series C Preferred Stock do not have voting rights, unless there is an Event of Default (as defined herein). If the Company fails to make dividend payments for three quarters, the holders of 60% of the issued and outstanding Series B Preferred Stock can declare an event of default by providing the Company with 60 days notice of such event of default by certified mail. If there is an Event of Default, each shares of Series C Preferred Stock shall have 10 votes which may be counted toward the election of the Company's Board of Directors. Except for the forgoing voting rights for directors in the Event of Default, the Series C Preferred Stock will not have voting rights or any other corporate matters.

      In the event of the liquidation, dissolution or winding up of the Company, holders of the Series C Preferred Stock will be entitled to receive a liquidating distribution before any distribution or payment may be made to holders of common stock or any other class of stock ranking junior to the shares of the Series B Stock. The liquidating distribution will be $10.00 per share. However, the holders of the shares of Series B Preferred Stock will not be entitled to receive the liquidation price of such shares until the liquidation price of any other series or class of the Company's stock hereafter issued which ranks senior as to liquidation rights ("Senior Liquidation Stock") of the Series C Preferred Stock has been paid in full (such as the Series B Preferred Stock.). The Series C, Series D, Series E and Series F Preferred Shares are in pari passu with respect to liquidation rights.

Series D, E and F Preferred Stock

      Our Board of Directors has authorized the issuance of up to 200,000 shares of Series C , Series D and Series Preferred Stock, respectively. Except for dividend rights, the Series D, E and F Preferred Stock have the same terms and preferences.

      Holders of Series D Preferred Stock are entitled to cumulative dividends at a rate of $1 per share. Dividend payments on the Series D Preferred Stock are subordinate to the dividend payments on the Series B and Series C Preferred Stock. Dividend payments will be made on a quarterly basis. Each dividend is cumulative, in the event payments are not made in any specific quarter, the dividend will cumulate and payments will first be applied to those payments that are past due and then to dividends currently due.

      Holders of Series E and F Preferred Stock are entitled to cumulative dividends at a rate of $.80 per share. Dividend payments on the Series E Preferred Stock are subordinate to the dividend payments on the Series B, C and D Preferred Stock and dividend payments on the Series F Preferred Stock are subordinate to the dividend payments on the Series B, C, D and E Preferred Stock.

      Dividend payments can be made in cash or common stock. At any time after issuance, each share of Series D, E and F Preferred Stock can be converted into shares of the Company's common stock at a price equal to 80% of the average of the "bid" and "ask" price of the Company's common stock during the 30 day trading period preceding the conversion date. At any time, the Company can redeem shares of Series D, E or F Preferred Stock by giving the preferred shareholders 30 days written notice of such intention to redeem at the purchase price of $10 per share.

      The shares of Series D, E and F Preferred Stock do not have voting rights, unless there is an Event of Default (as defined herein). If the Company fails to make dividend payments for three quarters, the holders of 60% of the issued and outstanding Series D, E and F Preferred Stock, respectively, can declare an event of default by providing the Company with 60 days notice of such event of default by certified mail. If there is an Event of Default, each share of Series D, E and F Preferred Stock, respectively, shall have 10 votes which may be counted toward the election of the Company's Board of Directors. Except for the forgoing voting rights for directors in the Event of Default, the Series D, E and F Preferred Stock will not have voting rights or any other corporate matters.

      In the event of the liquidation, dissolution or winding up of the Company, holders of the Series D, E and F Preferred Stock will be entitled to receive a liquidating distribution before any distribution or payment may be made to holders of common stock or any other class of stock ranking junior to the shares of the Series D Stock. The liquidating distribution will be $10.00 per share. However, the holders of the shares of Series D, E and F Preferred Stock will not be entitled to receive the liquidation price of such shares until the liquidation price of any other series or class of the Company's stock hereafter issued which ranks senior as to liquidation rights ("Senior Liquidation Stock") of the Series D Preferred Stock has been paid in full (such as the Series B Preferred Stock.) The Series C, Series D, Series E and Series F Preferred Shares are in pari passu with respect to liquidation rights.

Stock Options

      As of June 1, 2000, we do not have outstanding any options to purchase shares of our common stock. However, we intend to adopt a stock option plan for our officers, directors and employees.

Warrants

      As of June 1, 2000, we have issued and outstanding 2,430,000 warrants to certain investors, at exercise prices ranging from $1.00 per share to $10.00 per share. The warrants expire at various dates through August 2003.

Certain Florida Legislation

      Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority or a corporations disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of outstanding voting shares of corporation (or their affiliates).

      The Company's Articles of Incorporation do not provide for any additional anti-takeover provisions other than those set forth in the Florida Business Corporation Act and the ability of the Board of Directors of the Company to issue, from time to time, one or more series of Preferred stock without shareholder approval.

Transfer Agent

      The Transfer Agent is Interwest Transfer Co., Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117. Its telephone number is (801) 272-9294.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRATION'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      Our common stock is traded in the Pink Sheets under the symbol "UVBV." One of our market makers is filing an application with the NASD to have our stock quoted on the OTC Bulletin Board. The following table sets forth the high and low bids, as reported by the National Quotation Bureau, Inc., for our common stock for the calendar periods indicated. These quotations reflect intermediate prices, without retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

                               High                    Low
                               Bid                     Bid
                               ---                     ---
      Quarter Ended
      -------------

      June 30,1998            $6.12                   $2.50
      September 30, 1998      $8.50                   $4.75
      December 31, 1998       $8.50                   $7.37

      March 31, 1999          $8.62                   $7.50
      June 30, 1999           $7.50                   $7.50
      September 30, 1999      $6.50                   $0.50
      December 30, 1999       $0.93                   $0.12

      March 31, 2000          $5.00                   $0.19

      As of June 1, 2000, there were 75 holders of record of the Company's common stock.

Dividend Policy

      We have never paid cash dividends on our common stock. We will not be able to make any dividend payments to our common shareholders unless we have made dividend payments to our Series B, Series C, Series D, Series E and Series F Preferred Shareholders. As of June 1, 2000, we are required to make quarterly dividend payments to these preferred shareholders in the amount of $92,990 and our annual dividend payments to these preferred shareholders will equal $371,960. At the present time given our required dividend payments to our preferred shareholders and our anticipated financial capital requirements for working capital, we do not anticipate paying any dividends on our common stock.

ITEM 2.     LEGAL PROCEEDINGS

      We are involved from time to time in routine litigation arising out of the ordinary course of its business, some of which is covered by insurance. In management's opinion, none of the litigation in which the Company is currently involved is material to its financial condition or results of operation.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      During the last two fiscal years, we have not had any changes in or disagreements with our accountants.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

      The following sets forth the Company's sale of securities during the last three years, which securities were not registered under the Securities Act of 1933, as amended (the "Securities Act"). No underwriters were employed with respect to the sale of any of the securities listed below. All shares were issued in reliance on Section 4(2) and/or Section 3(b) of the Securities Act.

      1. On March 6, 1998, the Company issued 1,724,999 shares of our common stock in connection with its acquisition of Universal Beverages, Inc. The Company issued the shares to eight former UBI shareholders in reliance upon
Section 4(2) of the Securities Act, because the shareholders were knowledgeable, sophisticated and had access to comprehensive information about the Company. The Company placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

      2. On May 22, 1998, the Company completed the private placement of 490,000 shares of its common stock to five investors at an offering price of $2.00 per share. The offering and sale of the shares was made in reliance upon Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended. The common stock was only offered and sold to accredited investors or persons who represented that they had no need for liquidity in their investment and had adequate financial resources to withstand a total loss of their investment.

      3. On December 3, 1999, the Company issued 35,000 shares of its common stock in exchange for consulting services at a price of $.001 per share. The Company issued the shares to the consultant in reliance upon Section 4(2) of the Securities Act, because the consultant was knowledgeable, sophisticated and had access to comprehensive information about the Company. The Company placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

      4. On December 3, 1999, the Company issued 770,000 shares of its common stock to fifteen of its employees for compensation in lieu of cash payments. The Company issued the shares to its employees in reliance upon Section 4(2) of the Securities Act, because the employees were knowledgeable, sophisticated and had access to comprehensive information about the Company. The Company placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

      5. On December 3, 1999, the Company issued 200,000 shares of its common stock to Robert Dolan as part of a loan agreement at a price of $.001 per share. The Company issued the shares to Mr. Dolan in reliance upon Section 4(2) of the Securities Act, because Mr. Dolan was knowledgeable, sophisticated and had access to comprehensive information about the Company. The Company placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

      6. On December 3, 1999, the Company issued 750,000 shares of its common stock as an adjustment to the Stock Purchase Agreement with UBI. The Stock Purchase Agreement provided that the Company issue options to five shareholders of UBI. The options were never issued or exercised. To comply with the original Stock Purchase Agreement these shares have been subsequently issued and the parties have agreed that the Company is no longer in breach of the original Stock Purchase Agreement. The Company issued the shares to these persons in reliance upon Section 4(2) of the Securities Act, because the five shareholders were knowledgeable, sophisticated and had access to comprehensive information about the Company. The Company placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

      7. On February 1, 2000, the Company entered into a debt restructuring agreement with Bridge Bank, Ltd. The Company issued 700,000 shares of its common stock to Bridge Bank, Ltd. in exchange for the forgiveness of debt and accrued interest in the amount of $720,500. On the date of the exchange, the fair market value of our common stock was approximately $.78 per share. The Company issued the shares to Bridge Bank, Ltd. in reliance upon Section 4(2) of the Securities Act, because Bridge Bank was knowledgeable, sophisticated and had access to comprehensive information about the Company. The Company placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

      8. On March 31, 2000, the Company issued 202,500 shares of its Series B Convertible Preferred Stock to thirty accredited investors in a private offering. The offering price was $10.00 per share. Each investor was also given the opportunity to purchase a warrant package equal to 1/5 of his/her investment in the private offering. Each warrant package consisted of Class A Warrants, Class B Warrants and Class C Warrants. Each warrant gave each investor the right to purchase one share of the Company's common stock at various exercise prices. The exercise price for the Class A, Class B and Class C Warrants is $1.00 per share, $3.00 per share and $5.00 per share, respectively. One condition to purchase the warrant package was that the investor must exercise all of the Class A Warrants at the time of purchase. The investors purchased 343,000 Warrant Packages. The offering and sale of the Series B Preferred Shares and the warrant package was made in reliance upon the exemption from registration contained in Rule 506 of Regulation D, as promulgated under the Securities Act of 1933, as amended. The Series B Preferred Shares and warrant package were only offered and sold to accredited investors who had access to comprehensive information about the Company. The Company placed legends on the stock certificates and the warrant certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale..

      9. On March 31, 2000, the Company entered into debt restructuring agreements with five of its creditors. The Company issued 12,000 shares of its common stock to Mr. Moore in exchange for the forgiveness of debt and accrued interest in the amount of $29,475. The Company issued 130,6000 shares of its Series C Preferred Stock to Capital International, SBIC in exchange for forgiveness of debt and accrued interest in the amount of $1,358,514.23. The Company issued 31,500 shares of its Series D Preferred Stock to Eva and Lasse Moe and Roberto and Barbara Rial in exchange for forgiveness of debt and accrued interest in the amount of $372,859.27. The Company issued 57,500 shares of its Series E Preferred Stock to McClean Ventures, Inc. in exchange for the forgiveness of debt and accrued interest in the amount of $593,750. The Company issued 35,000 shares of its Series F Preferred Stock to Altamonte Capital, Inc. in exchange for forgiveness of debt and accrued interest in the amount of $338,265.09.

      The Company issued the shares to these five creditors in reliance upon
Section 4(2) of the Securities Act, because these creditors were knowledgeable, sophisticated and had access to comprehensive information about the Company. The Company placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our Articles of Incorporation limit, to the maximum extent permitted by the Florida Business Corporation Act, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers (other than liabilities arising from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of the Florida Business Corporation Act). Our Articles of Incorporation provide further that our Company shall indemnify, to the fullest extent permitted by the Florida Business Corporation Act, any person made a party to an action or proceeding by reason of the fact that such person was a director, officer, employee or agent of our Company. Subject to our Articles of Incorporation, the By-laws provide that our Company shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is finally adjudged to have been derelict in the performance of his duties as such director or officer.

      Our Company intends to enter into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnity allowed to directors and officers under the Florida Business Corporation Act and our Company, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interest of our Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In addition, the indemnification agreements provide generally that our Company will, subject to certain exceptions, advance the expenses incurred by directors and officers as result of any proceeding against them as to which they may be entitled to indemnification. We believe these arrangements are necessary to attract and retain qualified persons as directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our Company pursuant to the foregoing provisions or otherwise, our Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

FINANCIAL STATEMENTS AND EXHIBITS

UNAUDITED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999

                                                                     Page No.

Balance Sheets - March 31, 2000 (Unaudited) and
   December 31, 1999 (Audited)                                         F-1

Statements of Operations - For the Three Months
   Ended March 31, 2000 and 1999 (Unaudited)                           F-3

Statement of Changes in Stockholders' Equity  -
   For the Three Months Ended March 31, 2000
   (Unaudited)                                                         F-4

Statement of Cash Flows - For the Three Months
    Ended March 31, 2000 and 1999 (Unaudited)                          F-6

Notes to Financial Statements                                          F-7

AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

                                                                     Page No.

Independent Auditors' Report                                           F-16

Balance Sheets                                                         F-18

Statements of Income                                                   F-20

Statements of Changes in Stockholders' Deficit                         F-21

Statements of Cash Flows                                               F-24

Notes to Financial Statements                                          F-26

                                    PART III

ITEM 1.     INDEX TO EXHIBITS

      2.1 Stock Purchase Agreement between the Company and Universal Beverages, Inc. dated March 6, 1999 (incorporated by reference from
            Exhibit 2.1 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      3.1 Articles of Incorporation of the Company filed with the Florida Secretary of State on July 18, 1989 (incorporated by reference from
            Exhibit 3.1 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      3.2 Amendment to Articles of Incorporation of the Company filed with the Florida Secretary of State on January 22, 1998 (incorporated by reference from Exhibit 3.2 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      3.3 Amendment to Articles of Incorporation of the Company filed with the Florida Secretary of State on February 24, 1998 (incorporated by reference from Exhibit 3.3 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      3.4 Amended and Restated Articles of Incorporation of the Company filed with the Florida Secretary of State on March 12, 1998 (incorporated by reference from Exhibit 3.4 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      3.5 Certificate of Designation, Articles of Amendment of the Company filed with the Florida Secretary of State on January 6, 1999 (incorporated by reference from Exhibit 3.5 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14,
            2000).

      3.6 Articles of Amendment of the Company filed with the Florida Secretary of State on March 31, 2000 (incorporated by reference from
            Exhibit 3.6 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      3.7 Bylaws, as amended (incorporated by reference from Exhibit 3.7 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      10.1 Employment Agreement dated March 6, 1998 between the Company and Jonathon Moore (incorporated by reference from Exhibit 10.1 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      10.2 Employment Agreement dated March 6, 1998 between the Company and Cydelle Mendius (incorporated by reference from Exhibit 10.2 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      10.3 Employment Agreement dated March 6, 1998 between the Company and Marsha Flaige (incorporated by reference from Exhibit 10.3 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      10.4 Lease for the office space in Jacksonville, Florida (incorporated by reference from Exhibit 10.4 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      10.5 Deposit Receipt & Purchase and Sale Agreement dated March 30, 2000, by and between BNS of Central Florida, Ltd. and the Company (incorporated by reference from Exhibit 10.5 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14,
            2000).

      10.6 Addendum to Agreement dated as of March 30, 2000 by and between BNS of Central, Florida, Ltd. and the Company (incorporated by reference from Exhibit 10.6 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      10.7 Lease Agreement dated as of May 1, 1998 between BNS of Central Florida, Ltd. and the Company relating to the lease of the production plant in Leesburg, Florida (incorporated by reference from Exhibit 10.7 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      10.8 Lease Extension Agreement dated as of October 8, 2000 between BNS of Central Florida, Ltd. and the Company (incorporated by reference from Exhibit 10.8 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14, 2000).

      27.1 Financial Data Schedule for the fiscal year ended December 31, 1999 (incorporated by reference from Exhibit 27.1 in the Company's Registration Statement on Form 10-SB filed with the SEC on April 14,
            2000).

      27.2  Financial Data Schedule for the three months ended March 31, 2000.

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this Amendment No. 1 to its Registration Statement on Form 10-SB to be signed on its behalf by the undersigned thereunto duly authorized on this 9th day of June, 2000.

                                    UNIVERSAL BEVERAGES HOLDINGS
                                     CORPORATION.

                                     /s/ Jonathon Moore
                                     ------------------
                                         Jonathon Moore, Chief Executive Officer

                         INDEX TO FINANCIAL STATEMENTS

UNAUDITED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999

                                                                     Page No.

Balance Sheets - March 31, 2000 (Unaudited) and
   December 31, 1999 (Audited)                                         F-1

Statements of Operations - For the Three Months
   Ended March 31, 2000 and 1999 (Unaudited)                           F-3

Statement of Changes in Stockholders' Equity  -
   For the Three Months Ended March 31, 2000
   (Unaudited)                                                         F-4

Statement of Cash Flows - For the Three Months
    Ended March 31, 2000 and 1999 (Unaudited)                          F-5

Notes to Financial Statements                                          F-7

AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998



Independent Auditors' Report                                           F-16

Balance Sheets                                                         F-18

Statements of Income                                                   F-20

Statements of Changes in Stockholders' Deficit                         F-21

Statements of Cash Flows                                               F-24

Notes to Financial Statements                                          F-26

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                                 BALANCE SHEETS
           MARCH 31, 2000 (Unaudited) AND DECEMBER 31, 1999 (Audited)


                                                March 31,        December 31,
                                                   2000              1999
                                              ---------------   ---------------

Assets

Current Assets
    Cash                                      $     1,956,401   $       (37,885)
    Accounts recievable                               150,957           169,097
    Inventory                                         420,409           358,159
    Prepaid Expenses                                    1,434            14,839
                                              ---------------   ---------------

Total Current Assets                                2,529,201           504,210


Property and equipment                              1,860,934         1,849,825
    Less accumulated depreciation                    (280,938)         (250,938)
                                              ---------------   ---------------

                                                    1,579,996         1,598,887



Intangible assets net of amortization
  of $76,596 and $61,502                              750,025           765,119


Other assets
  Deposits                                              5,000             6,000
                                              ---------------   ---------------

                                              $     4,864,222   $     2,874,216
                                              ===============   ===============


                       See notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                                 BALANCE SHEETS
           MARCH 31, 2000 (Unaudited) AND DECEMBER 31, 1999 (Audited)


                                                March 31,        December 31,
                                                   2000              1999
                                              ---------------   ---------------

Liabilities and Stockholders' Equity

Current liabilities
     Accounts payable                         $       994,458   $       988,094
     Accrued expense                                  108,500           145,949
     Accrued interest                                  99,886           436,964
     Deferred compansation                                               30,500
     Current portion of notes payable                 490,357         2,276,500
                                              ---------------   ---------------
Total current liabilities                           1,693,201         3,878,007

Long Term Note payable                                 34,643         1,306,000

Shareholders' equity
     Preferred stock, $0.01 par value,
       20 million shares authorized,
       457,100 and 8,500 shares issued
       and outstanding respectively,
       redeemable at company's option
       (liquidation preference
       $4,976,000 and $0)                               4,571                85
     Common stock, $0.0001 par value
       30 million shares authorized,
       5,462,654 and 4,363,454 shares
       issued and outstanding
       respectively                                     5,463             4,363
     Additional paid in capital                     6,531,208         1,052,557
     Retained deficit                              (3,404,864)       (3,366,796)
                                              ---------------   ---------------
                                                    3,136,378        (2,309,791)
                                              ---------------   ---------------

                                              $     4,864,222   $     2,874,216
                                              ===============   ===============



                       See notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                            STATEMENTS OF OPERATIONS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (Unaudited)

                                            For the three months ended March 31,
                                                    2000              1999
                                               ---------------   ---------------

Revenue

   Sales, net of discounts and returns              $ 513,759         $ 518,692

   Cost of Goods Sold                                (375,257)         (518,925)
                                               ---------------   ---------------

Gross Profit                                          138,502              (233)

Expenses

   General and administrative                         171,691           137,369
   Sales expenses                                      72,070            68,180
   Consulting                                          34,405             8,675
   Rent                                                76,069            62,081
   Depreciation and amortization                       45,094            10,000
                                               ---------------   ---------------
                                                      399,329           286,305
Other income/expenses

   Interest expense                                  (139,532)         (132,235)
   Other income                                       135,152
   Litigation expenses                                (10,680)         (129,263)
                                               ---------------   ---------------
                                                      (15,060)         (261,498)
                                               ---------------   ---------------

Loss from continuing operations                      (275,887)         (548,036)

Extraordinary items

   Forgivness of Debt                                  43,204
   Gain on Debt restructure                           194,615                 -
                                               ---------------   ---------------

Net Loss                                            $ (38,068)       $ (548,036)
                                               ===============   ===============

Earnings per share

   Loss from continuing operations                    $ (0.06)          $ (0.20)
   Extraordinary items                                   0.05                 -
                                               ---------------   ---------------
   Net Loss                                           $ (0.01)          $ (0.20)
                                               ===============   ===============


                       See notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
              FOR THE THREE MONTHS ENDED MARCH 31, 2000 (Unaudited)

                                                                         Common Stock                       Preferred Stock
                                                                  Shares            Amount             Shares            Amount
                                                            ------------------------------------------------------------------------
Balance December 31, 1998                                            2,608,454           $ 2,608              8,500             $ 85

Issuance of shares of common stock for
   consulting services based on Board of
   Directors assessment of value of services
   rendered during the year, dated
   December 3, 1999 ($ 0.001 per share)                                 35,000                35

Issuance of shares of common stock to
   employees based on Board of Directors
   assessments for compensation, in lieu
   of cash payment dated December 3, 1999
   ($0.001 per share)                                                  770,000               770

Issuance of shares of common stock to Robert
   Dolan, based on Board of Directors assessment
   as part of loan agreement with Mr. Dolan.
   December 3, 1999 ($ 0.001 per share)                                200,000               200

Issuance of common stock to shareholders based
   on Board of Directors dated December 3, 1999
   (Adjustment merger agreement with Universal
   Beverages, Inc. $ 0.001 per share)                                  750,000               750

Net loss December 31, 1999

                                                            ------------------------------------------------------------------------
Balance December 31, 1999 (Audited)                                  4,363,454           $ 4,363              8,500             $ 85



                                                                Paid in           Retained
                                                                Capital            Deficit              TOTAL
                                                            -----------------------------------------------------------
Balance December 31, 1998                                        $ 1,052,557      $ (1,184,452)            $ (129,202)

Issuance of shares of common stock for
   consulting services based on Board of
   Directors assessment of value of services
   rendered during the year, dated
   December 3, 1999 ($ 0.001 per share)                                                                            35

Issuance of shares of common stock to
   employees based on Board of Directors
   assessments for compensation, in lieu
   of cash payment dated December 3, 1999
   ($0.001 per share)                                                                                             770

Issuance of shares of common stock to Robert
   Dolan, based on Board of Directors assessment
   as part of loan agreement with Mr. Dolan.
   December 3, 1999 ($ 0.001 per share)                                                                           200

Issuance of common stock to shareholders based
   on Board of Directors dated December 3, 1999
   (Adjustment merger agreement with Universal
   Beverages, Inc. $ 0.001 per share)                                                                             750

Net loss December 31, 1999                                                          (2,182,344)            (2,182,344)

                                                            ----------------------------------------------------------
Balance December 31, 1999 (Audited)                              $ 1,052,557      $ (3,366,796)          $ (2,309,791)



                       See notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
              FOR THE THREE MONTHS ENDED MARCH 31, 2000 (Unaudited)

                                                                           Common Stock                       Preferred Stock
                                                                    Shares            Amount             Shares            Amount
                                                            ------------------------------------------------------------------------
                         sub-total                                   4,363,454          $ 4,363              8,500             $ 85

Conversion of Preferred stock to Common stock on
   January 31, 2000                                                     42,500               43             (8,500)             (85)

Dividend on Preferred stock declared 1999                                1,700                2

Issuance of common stock in connection with warrants
   exercised at $ 1.00 per share                                       343,000              343

Issuance of Preferred stock - Series B in connection
with private placement                                                                                     202,500            2,025

Issuance of common stock in connection with the
   Debt restructure.                                                   712,000              712            254,600            2,546


Net Loss March 31, 2000

                                                            ------------------------------------------------------------------------

Balance March 31, 2000 (Unaudited)                                   5,462,654          $ 5,463            457,100          $ 4,571
                                                            ========================================================================




                                                                  Paid in           Retained
                                                                  Capital            Deficit              TOTAL
                                                            ---------------------------------------------------------
                         sub-total                              $ 1,052,557      $ (3,366,796)          $ (2,309,791)

Conversion of Preferred stock to Common stock on
   January 31, 2000                                                      42                                        -

Dividend on Preferred stock declared 1999                                                                          2

Issuance of common stock in connection with warrants
   exercised at $ 1.00 per share                                    342,657                                  343,000

Issuance of Preferred stock - Series B in connection
with private offering                                             2,022,975                                2,025,000

Issuance of common stock in connection with the
   Debt restructure.                                              3,112,977                                3,116,235


Net Loss March 31, 2000                                                               (38,068)               (38,068)

                                                            ---------------------------------------------------------

Balance March 31, 2000 (Unaudited)                              $ 6,531,208      $ (3,404,864)           $ 3,136,378
                                                            =========================================================


                       See notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                             STATEMENT OF CASH FLOWS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999(Unaudited)

                                                               For the three months ended March 31,
                                                                    2000                  1999
                                                              ----------------------------------------
Cash flows from operating activities:

  Net loss                                                            $ (38,068)           $ (548,036)
                                                              ------------------    ------------------

  Adjustments to reconcile net loss to net
    cash provided by operating activities:
      Depreciation and amortization                                      45,094                10,000
      Gain on Debt restructure                                         (194,615)
      (Increase) decrease in prepaid expenses                            13,404                (6,168)
      (Increase) decrease in inventories                                (62,250)              (22,733)
      (Increase) decrease in receivables                                 18,140               (20,997)
      (Increase) decrease in other assets                                 1,000                50,000
      Increase (decrease) in accounts payable and accrued
         expenses                                                        47,894               329,109
                                                              ------------------    ------------------
      Total adjustments                                                (131,333)              339,211
                                                              ------------------    ------------------
  Net cash used by operating activities                                (169,401)             (208,825)
                                                              ------------------    ------------------

Cash flows from investing activities:

  Cash payments for the purchase of property                            (11,109)             (431,742)
                                                              ------------------    ------------------
  Net cash provided by investing activities                             (11,109)             (431,742)
                                                              ------------------    ------------------

Cash flows from financing activities:

  Proceeds from loan                                                    100,000               565,000
  Payments on Notes payable                                            (250,000)
  Forgivness of Debt                                                    (43,204)
  Proceeds from issuance of common and preferred stock                2,368,000                     -
                                                              ------------------    ------------------
  Net cash provided by financing activities                           2,174,796               565,000
                                                              ------------------    ------------------

Net increase (decrease) in cash and cash equivalents                  1,994,286               (75,567)

Cash and cash equivalents, beginning of period                          (37,885)               83,866
                                                              ------------------    ------------------

Cash and cash equivalents, end of period                            $ 1,956,401               $ 8,299
                                                              ==================    ==================


                       See notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2000


NOTE 1      UNAUDITED FINANCIAL STATEMENTS

            The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 310(b) of Regulation SB. Accordingly, they do not include all of the information and footnote disclosures normally included in complete financial statements prepared in accordance with generally accepted accounting principles. For further information, such as significant accounting policies followed by the Company, refer to the notes to the Company's audited financial statements.

            In the opinion of management, the unaudited financial statements include all necessary adjustments (consisting of normal, recurring accruals) for a fair presentation of the financial position, results of operations and cash flow for the interim periods presented. The results of operations for the three-month periods ended March 31, 2000 and 1999 are not necessarily indicative of operating results to be expected for a full year.

NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Universal Beverages Holdings Corporation and its wholly owned subsidiary, Universal Beverages, Inc., are in the business of manufacturing and distributing the SYFO(R) brand of bottled water as well as other beverage products under contract. The Company was incorporated in the State of Florida on July 18, 1989 under the name International Bon Voyage, Inc. On March 6, 1998 the Company acquired 100% of Universal Beverages, Inc., a Florida corporation, and changed its name to Universal Beverages Holdings Corporation.

            Accounting Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2000


NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

            Property and Equipment

            Property and equipment are stated at cost. Depreciation of depreciable assets is computed using the Modified Accelerated Recovery System (MACRS) for federal and state tax purposes. Major expenditures for property acquisitions and those expenditures, which substantially increase the estimated useful lives of the property, are capitalized. Expenditures for maintenance, repairs, and minor replacements are charged to expense as incurred. Significant expenditures were made for improvements to the leased building. These amounts are being amortized over the life of the lease agreement that expires in August 2004.

            Cash and Cash Equivalents

            The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

            Inventories

            Inventories consisting of raw materials, work in process, pallets and furnished goods are valued at the lower of cost or market. Cost is determined by the first-in, first-out method (FIFO).

            Revenue Recognition

            Revenues are recognized when the products are shipped. Revenue is reduced for estimated customer returns and allowances.

            Accounts Receivable

            Accounts receivable are stated at the face amount with no allowance for doubtful accounts. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. No provision for doubtful accounts has been made since all receivables were considered collectible.

            Income Taxes

            The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires companies to use the asset and liability method of accounting for income taxes.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2000


NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

            Concentration of Risk

            Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of balances at financial institutions.

            The Company had deposits with three financial institutions amounting to $1,956,401 and ($37,885) at March 31, 2000 and December 31, 1999,
            respectively, which was insured for up to $300,000 by the U.S. Federal Deposit Insurance Corporation. The Company believes that risks relating to cash balances are minimized as a result of the size and stature of the financial institutions in which the Company maintains its account.

            Advertising

            Advertising costs are charged to operations when incurred.

            Amortization

            Amortization of trademarks, brand names, copyrights and goodwill is determined utilizing the straight line method based generally on the estimated useful lives of the intangibles as follows:

                    Organization expense                           5 years
                    Trademark and brand name                      15 years

            Accounting Pronouncements

            In June 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131) which established presentation of financial data based on the "management approach". SFAS No. 131 is applicable for years beginning after December 15, 1997. For the current fiscal year we are not going to present segment reporting because it is immaterial.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2000


NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

            Basic Loss per Share and Diluted Loss per Share

            In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS No. 128), which specifies the computation, presentation and disclosure requirements for earnings per share. SFAS No. 128 supercedes Accounting Principle Board Opinion No. 15 entitled Earnings Per Share. Basic earnings per share are computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

            The numerator in calculating basic earnings per share is reported net loss. The denominator is based on the following weighted-average number of common shares:

                        Basic                            4,393,487

            The 2,430,000 shares of common stock reserved for the exercise of warrants are not included in the diluted earnings per share because the exercise price is above the average market price per share.

            Principles of Consolidation

            The consolidated financial statements of the Company include those accounts of Universal Beverages, Inc. All significant intercompany transactions and balances have been eliminated in the consolidation.

NOTE 3      CAPITAL STOCK TRANSACTIONS

            The Articles of Incorporation provide for the authorization of 30,000,000 shares of common stock at $0.001 par value; and 20,000,000 shares of preferred stock at $0.01.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2000


NOTE 3      CAPITAL STOCK TRANSACTIONS - continued

            Common Stock

            On January 31, 2000, the Company converted the 8,500 shares of Preferred Stock - Series A to 42,500 shares of common stock.

            On March 31, 2000, the Company in a Debt Restructure agreements (see
            Note 9), issued 712,000 shares of common stock in exchange for $749,975 notes payable as follows:

                  With Bridge Bank, 700,000 shares of common stock in exchange for $720,500 notes payable

                  With Alan Moore, 12,000 shares of common stock in exchange for $29,475 notes payable

            On March 31, 2000, 343,000 warrants were exercised at $1.00 per share for 343,000 shares of common stock.

            Preferred Stock

            On March 31, 2000, the Company in a Debt Restructure agreements (see
            Note 9), issued 254,600 shares of Preferred Stock (Series C, D, E and F) in exchange for $2,610,875 notes payable.

            At March 31, 2000, a total of 202,500 shares of Preferred Stock were issued in exchange for $2,025,000 in cash.

            Warrants

            At March 31, 2000, warrants were as follows:

                  Warrants  - 12/31/99                      1,250,000
                  Warrants issued 01/01/00 - 03/31/00       1,523,000
                  Exercised - 3/31/00                        (343,000)
                                                            ---------

                    Total Warrants                          2,430,000
                                                            =========

             The remaining warrants will expire on various dates through August
            2003.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2000


NOTE 4      INVENTORY

            At March 31, 2000 and December 31, 1999, inventory consisted of the following:

                                                 March 31,     December 31,
                                                   2000            1999
                                                ----------      ----------

               Finished goods                    $  80,467      $  104,969
               Raw materials                       270,006         167,624
               Pallets                              20,961          19,409
               Work in Process                      48,975          66,157
                                                ----------      ----------
                                                  $420,409      $  358,159
                                                ==========      ==========


NOTE 5      PROPERTY AND EQUIPMENT DEPRECIATION

            Property and equipment at March 31, 2000 and December 31, 1999 consisted of the following:

                                                 March 31,     December 31,
                                                   2000            1999
                                                ----------      ----------

               Production equipment             $1,238,773      $1,233,003
               Plant improvements                  595,870         595,870
               Office equipment                     26,291          20,952
                                                ----------      ----------
                                                 1,860,934       1,849,825
               Less accumulated depreciation      (280,938)       (250,938)
                                                ----------      ----------
                                                $1,579,996      $1,598,887
                                                ==========      ==========

            Depreciation expense for the three months ended March 31, 2000 was $30,000.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2000


NOTE 6      INTANGIBLE ASSETS

            At March 31, 2000 and December 31, 1999, intangible assets were:

                                                 March 31,     December 31,
                                                   2000            1999
                                                ----------      ----------

               Brand name and trademark           $758,804        $758,804
               Organization cost                     2,817           2,817
               Deferred loan cost                   65,000          65,000
                                                ----------      ----------
                                                   826,621         826,621
               Less accumulated amortization       (76,596)        (61,502)
                                                ----------      ----------
                                                  $750,025        $765,119
                                                ==========      ==========

            Amortization expense for the three months ended March 31, 2000 was $15,094.

NOTE 7      INCOME TAXES

            The Company has a federal net operating loss carryforward for the year ended December 31, 1999 of $3,366,796 through various years to 2019.

NOTE 8      NOTES PAYABLE

            The Company has outstanding notes payable at March 31, 2000 and December 31, 1999 as follows:

                                                 March 31,     December 31,
                                                   2000            1999
                                                ----------      ----------
            Note payable to Bridge Bank with
            an interest rate of 15% per
            year; unsecured, due on demand.     $        0      $   541,500

            Note payable to American  Access
            with an interest rate of 15% per
            year; unsecured, due on demand               0          500,000

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2000


NOTE 8      NOTES PAYABLE - continued

                                                   March 31,     December 31,
                                                     2000           1999
                                                  -----------    ----------
            Note payable to Rial/Moe with an
            interest rate of 8% per annum
            payable in 36 monthly payments;
            secured by production
            equipment; due 3/31/00.                    50,000       500,000

            Note payable to various
            shareholders at a 15% interest
            rate per year; due on demand;
            secured by all assets of Company.         125,000       185,000

            Note payable to Altamonte
            Capital with a 15% interest
            rate; due on demand; secured.                   0       300,000

            Note payable to Telcoa with a
            15% interest rate per year; due
            on 8/31/00.                               250,000       250,000

            Note payable to Telcoa with a
            10% interest rate per year; due
            on 7/11/00, renewable up to two
            more times.                               100,000             0

            14% note payable to an
            investment company; secured by a
            blanket lien on assets; payable
            interest only through 11/4/03,
            and 36 equal payments of
            principal plus interest
            beginning 11/5/03. The note
            also includes a prepayment
            penalty clause.                                 0     1,306,000
                                                  -----------    ----------
                                                      525,000     3,582,500
            Less current portion                     (490,357)   (2,276,500)
                                                  -----------    ----------

                                                  $    34,643    $1,306,000
                                                  ===========    ==========

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MARCH 31, 2000


NOTE 8      NOTES PAYABLE - continued

            The amount of interest accrued but unpaid as of March 31, 2000 was $99,886. The total interest expense related to this loan was $139,532 at March 31, 2000.

NOTE 9      DEBT RESTRUCTURE

            On March 31, 2000, the Company renegotiated a total of $3,610,850 in notes payable from various creditors in a Debt Restructure agreement as follows:

            Note payable of $720,500 to Bridge Bank in exchange for 700,000 shares of common stock. On the date of the exchange, the fair market value of the common stock was approximately $0.78 per share. The Company recognizes an extraordinary gain of $174,500 on the restructuring.

            Note payable of $29,475 to Alan Moore in exchange for 12,000 shares of common stock. On the date of the exchange, the fair market value of the common stock was approximately $0.78 per share. The Company recognizes an extraordinary gain of $20,115 on the restructuring.

            Note payable of $1,306,000 to Capital International SBIC, LP in exchange for 130,600 shares of preferred stock, series C. There was no market price available for the preferred stock on the date of the exchange.

            Note payable of $622,860 to Eva and Lasse Moe, and Roberto and Barbara Rial. The term of restructure included a new note payable in the amount of $50,000, payable over a three-year period, a $250,000 payment in cash, and a transfer of an equity interest consisting of 31,500 shares of preferred stock - series D. There was no market price available for the preferred stock on the date of the exchange.

            Note payable of $593,750 to McLean Ventura in exchange for 57,500 shares of preferred stock, series E. There was no market price available for the preferred stock on the date of the exchange.

            Note payable of $338,265 to Altamonte Capital in exchange for 35,000 shares of preferred stock, series F. There was no market price available for the preferred stock on the date of the exchange.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Stockholders
Universal Beverages Holdings Corporation
    and Subsidiary
Jacksonville, Florida

We have audited the accompanying balance sheets of Universal Beverages Holdings Corporation and subsidiary, formerly known as International Bon Voyage, Inc. (a Florida corporation) as of December 31, 1999 and December 31, 1998 and the related statements of income, changes in stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Beverages Holdings Corporation and subsidiary as of December 31, 1999 and December 31, 1998, and the consolidated results of its operations and its cash flows for the years then ended in conformity in accordance with generally accepted accounting principles.

The Company's financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the financial statements, the Company's recurring losses from operations, negative working capital, stockholders' capital deficiency, and defaults under the Company's debt agreement raise substantial doubt about its ability to continue as a going concern. Management's plan concerning these matters is also discussed in Note 15.

The financial statements do not include adjustments that might result from the outcome of this uncertainty; however, if losses from operations continue without an additional infusion of capital, it would raise substantial doubt about the Company's ability to continue as a going concern.





SEWELL AND COMPANY, PA

/s/SEWELL AND COMPANY, PA
------------------------------
Hollywood, Florida
January 21, 2000

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998



                                     ASSETS

                                                    1999           1998
                                                ------------   ------------

Current Assets:
    Cash                                        $    (37,885)  $     83,866
    Accounts receivable                              169,097         95,673
    Inventories                                      358,159        201,948
    Prepaid expenses                                  70,838         73,827
                                                ------------   ------------

Total Current Assets                                 560,209        455,314
                                                ------------   ------------

Property and Equipment                             1,849,825      1,394,549
Less Accumulated Depreciation                       (250,938)       (38,438)
                                                 -----------   ------------

                                                   1,598,887      1,356,111
                                                 -----------   ------------

Other Assets:
    Brand name and trademark                         708,274        756,196
    Deposits                                           6,000        319,601
    Prepaid marketing                                      0         70,992
    Other                                                846          1,691
                                                ------------   ------------

                                                     715,120      1,148,480
                                                ------------   ------------

                                                $  2,874,216   $  2,959,905
                                                ============   ============



           See auditors' report and notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998



                      LIABILITIES AND STOCKHOLDERS' DEFICIT


                                                    1999           1998
                                                ------------   ------------

Current Liabilities:
    Notes payable                                 $2,276,500     $1,312,000
    Accounts payable                                 988,094        387,218
    Accrued expenses                                 145,949        175,722
    Accrued interest                                 436,964        139,167
    Deferred compensation                             30,500         10,000
                                                ------------   ------------

Total Current Liabilities                          3,878,007      2,024,107
                                                ------------   ------------

Long Term Liabilities:
    Notes payable                                  1,306,000      1,065,000
                                                ------------   ------------

Stockholders' Deficit:
    Common stock, par value $.001
        30,000,000 common shares authorized
        4,363,454 and 2,608,454 shares issued
        and outstanding                                4,363          2,608
    Preferred stock, par value $.01;
        20,000,000 preferred shares authorized;
        85,000 shares issued and outstanding              85             85
    Additional paid-in capital                     1,052,557      1,052,557
Retained Deficit                                  (3,366,796)    (1,184,452)
                                                ------------   ------------

                                                  (2,309,791)      (129,202)
                                                ------------   ------------

                                                  $2,874,216     $2,959,905
                                                ============   ============



           See auditors' report and notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                              STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                    1999           1998
                                                ------------   ------------


Sales - Net of Returns                          $  2,774,153   $  2,082,923

Cost of Sales                                      1,514,101      1,310,033
                                                ------------   ------------

Gross Profit                                       1,260,052        772,890
                                                ------------   ------------

Expenses:
    General and administrative expenses            1,995,324        929,711
    Depreciation and amortization                    272,875         20,087
    Interest                                         460,999        121,017
    Litigation expenses                             713,198        803,532
                                                ------------   ------------

                                                   3,442,396      1,874,347
                                                ------------   ------------

Net Loss                                        $ (2,182,344)  $ (1,101,457)
                                                ============   ============

Earnings Per Share

Net Loss                                        $     (0.792)  $     (0.522)
                                                ============   ============




           See auditors' report and notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFECIT
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                         Common Stock                        Preferred Stock
                                                                   Shares            Amount             Shares             Amount
                                                             -----------------------------------------------------------------------
                 Balance December 31, 1997                      1,000,000          $ 10,000                  -             $ -
Ten for one reverse stock split                                  (900,000)           (9,000)

Issuance of new shares                                            296,939             2,969
                                                             -----------------------------------------------------------------------
                                                                  396,939           $ 3,969                  -             $ -
Issuance of common stock in connection with the
   acquisition of Universal Beverages Inc., on
   March 6, 1998.                                               1,724,999            17,250

Adjustment in connection with the acquisition

Private issuance of shares for cash, net of
   expenses, during the period ended May 11, 1998
   ($ 2. per share)                                               485,000             4,850

Effects of common stock changes in par value from
   $ 0.01 to $ 0.001                                                                (23,462)

Private issuance of shares 10%  preferred stock,
   convertible, net of expenses, during the period
   ended October 31, 1998 ($ 10. per share)                                                              8,500              85

Dividend preferred stock declared 1998                              1,516                 1
                                                             -----------------------------------------------------------------------
                         sub-total                              2,608,454           $ 2,608              8,500            $ 85



                                                                      Paid in         Accumulated
                                                                      Capital           Deficit              TOTAL
                                                             -------------------------------------------------------------
                 Balance December 31, 1997                      $ -                $ (1,000)               $ 9,000
Ten for one reverse stock split                                   -                       -                 (9,000)

Issuance of new shares                                                                                        2,969
                                                             -------------------------------------------------------------
                                                                $ -                $ (1,000)               $ 2,969
Issuance of common stock in connection with the
   acquisition of Universal Beverages Inc., on
   March 6, 1998.                                                174,190            (81,980)               109,460

Adjustment in connection with the acquisition                    (49,036)                                  (49,036)

Private issuance of shares for cash, net of
   expenses, during the period ended May 11, 1998
   ($ 2. per share)                                              819,650                                   824,500

Effects of common stock changes in par value from
   $ 0.01 to $ 0.001                                              23,462                                         -

Private issuance of shares 10%  preferred stock,
   convertible, net of expenses, during the period
   ended October 31, 1998 ($ 10. per share)                       72,165                                    72,250

Dividend preferred stock declared 1998                            12,126                (15)                12,112
                                                             -------------------------------------------------------------
                         sub-total                           $ 1,052,557          $ (82,995)             $ 972,255




           See auditors' report and notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFECIT
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                          Common Stock                       Preferred Stock
                                                                   Shares            Amount             Shares             Amount
                                                             -----------------------------------------------------------------------
                         sub-total                              2,608,454           $ 2,608                8,500         $ 85

Net loss December 31, 1998
                                                             -----------------------------------------------------------------------
Balance December 31, 1998                                       2,608,454           $ 2,608                8,500         $ 85

Issuance of shares of common stock for consulting
   services based on Board of Directors assessment
   of value of services rendered during the year,
   dated December 3, 1999 ($ 0.001 per share)                      35,000                35

Issuance of shares of common stock to employees
   based on Board of Directors assessments for
   compensation, in lieu of cash payment dated
   December 3, 1999 ($0.001 per share)                            770,000               770

Issuance of shares of common stock to Robert
   Dolan, based on Board of Directors assessment
   as part of loan agreement with Mr. Dolan.
   December 3, 1999 ($ 0.001 per share)                           200,000               200



                                                             -----------------------------------------------------------------------
                         sub-total                              3,613,454           $ 3,613                8,500         $ 85



                                                                   Paid in         Accumulated
                                                                   Capital           Deficit                 TOTAL
                                                             -------------------------------------------------------------
                         sub-total                            $ 1,052,557          $ (82,995)              $ 972,255

Net loss December 31, 1998                                                        (1,101,457)           $ (1,101,457)
                                                             -------------------------------------------------------------
Balance December 31, 1998                                     $ 1,052,557       $ (1,184,452)             $ (129,202)

Issuance of shares of common stock for consulting
   services based on Board of Directors assessment
   of value of services rendered during the year,
   dated December 3, 1999 ($ 0.001 per share)                                                                     35

Issuance of shares of common stock to employees
   based on Board of Directors assessments for
   compensation, in lieu of cash payment dated
   December 3, 1999 ($0.001 per share)                                                                           770

Issuance of shares of common stock to Robert
   Dolan, based on Board of Directors assessment
   as part of loan agreement with Mr. Dolan.
   December 3, 1999 ($ 0.001 per share)                                                                          200



                                                             -------------------------------------------------------------
                         sub-total                            $ 1,052,557       $ (1,184,452)             $ (128,197)



             See auditors' report and notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFECIT
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                          Common Stock                       Preferred Stock
                                                                   Shares            Amount             Shares             Amount
                                                             -----------------------------------------------------------------------
                         sub-total                              3,613,454         $ 3,613                8,500             $ 85

Issuance of common stock to shareholders based on
   Board of Directors dated December 3, 1999
   (Adjustment merger agreement with Universal
   Beverages, Inc. $ 0.001 per share)                             750,000             750

Net loss December 31, 1999
                                                             -----------------------------------------------------------------------

                                                                4,363,454         $ 4,363                8,500             $ 85
                                                             =======================================================================


                                                                      Paid in         Accumulated
                                                                      Capital           Deficit               TOTAL
                                                             -------------------------------------------------------------
                         sub-total                                  $ 1,052,557       $ (1,184,452)            $ (128,197)

Issuance of common stock to shareholders based on
   Board of Directors dated December 3, 1999
   (Adjustment merger agreement with Universal
   Beverages, Inc. $ 0.001 per share)                                                                                 750

Net loss December 31, 1999                                                              (2,182,344)            (2,182,344)
                                                             -------------------------------------------------------------

                                                                    $ 1,052,557       $ (3,366,796)          $ (2,309,791)
                                                             =============================================================



             See auditors' report and notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



Cash flow from operating activities:                                           1999                   1998
                                                                            ----------             ----------

Net Loss                                                                   ($2,182,344)           ($1,101,457)
                                                                            ----------             ----------

Adjustments to reconcile net loss to net cash
   provided by operating activities:
        Depreciation and amortization                                          272,875                 20,087
        (Increase) decrease in accounts receivable                             (73,424)               (95,673)
        (Increase) decrease in inventory                                      (156,211)               (10,277)
        (Increase) decrease in receivable in litigation                                               358,104
        (Increase) decrease in prepaid expenses                                  2,989                (16,714)
        (Increase) decrease in other assets                                        845                 10,406
        Increase (decrease) in accounts payable                                600,877                122,627
        Increase (decrease) in accrued liabilities                              (9,258)               116,018
        Increase (decrease) in accrued interest                                297,797                 95,777
        (Increase) decrease in deposits                                        313,601               (319,601)
        (Increase) decrease in prepaid marketing                                70,992                (70,992)
                                                                            ----------             ----------
          Total adjustments                                                  1,321,083                209,762
                                                                            ----------             ----------

Net cash used for operating activities                                        (861,261)              (891,695)
                                                                            ----------             ----------

Cash flows from investing activities:

    Purchase of plant and equipment                                           (455,276)            (1,273,360)
    Investment in brand and trademark                                          (12,469)              (395,489)
                                                                            ----------             ----------

Net cash used for investing activities                                        (467,745)            (1,668,849)
                                                                            ----------             ----------

Cash flows from financing activities:

    Proceeds from issuance of common stock                                       1,755                800,783
    Proceeds from issuance of preferred stock                                        0                 72,250
    Proceeds from notes payable                                              1,205,500              1,767,500
                                                                            ----------             ----------

Net cash provided by financing activities                                    1,207,255              2,640,533
                                                                            ----------             ----------

Net increase (decrease) in cash and cash equivalents                          (121,751)                79,989

Cash and cash equivalents - Beginning of year                                   83,866                  3,877
                                                                            ----------             ----------
Cash and cash equivalents - End of year                                     $  (37,885)            $   83,866
                                                                            ==========             ==========


             See auditors' report and notes to financial statements.

                   UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                            STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



Supplemental Disclosures of Cash Flow Information

Shareholders' Equity Note

On March 6, 1998, the Company issued 1,724,999 share of its common stock in connection with the acquisition of all the shares of common stock of Universal Beverages, Inc. for $109,460. The Company acquired assets with a fair market value of $1,093,642 and assumed liabilities of $984,182.






             See auditors' report and notes to financial statements.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Universal Beverages Holdings Corporation and subsidiary, (the Company) formerly known as International Bon Voyage, Inc. is in the business of manufacturing and distributing the SYFO(R) brand of bottled water as well as other beverage products under contract. The Company was incorporated in the State of Florida on July 18, 1989 under the name International Bon Voyage, Inc. On March 6, 1998 the Company acquired 100% of Universal Beverages, Inc., a Florida corporation (see Note 12), and changed its name to Universal Beverages Holdings Corporation and subsidiary.

         Accounting Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Property and Equipment

         Property and equipment are stated at cost. Depreciation of depreciable assets is computed using the Modified Accelerated Recovery System (MACRS) for federal and state tax purposes. Major expenditures for property acquisitions and those expenditures, which substantially increase the estimated useful lives of the property, are capitalized. Expenditures for maintenance, repairs, and minor replacements are charged to expense as incurred. During 1999 and 1998 significant expenditures were made for improvements to the leased building. These amounts are being amortized over the life of the lease agreement that expires in August 2004.

         Cash and Cash Equivalents

         The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         Inventories

         Inventories consisting of raw materials, work in process, pallets and furnished goods are valued at the lower of cost or market. Cost is determined by the first-in, first-out method (FIFO).

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

         Revenue Recognition

         Revenues are recognized when the products are shipped. Revenue is reduced for estimated customer returns and allowances.

         Accounts Receivable

         Accounts receivable are stated at the face amount with no allowance for doubtful accounts. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. No provision for doubtful accounts has been made since all receivables were considered collectible.

         Income Taxes

         The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires companies to use the asset and liability method of accounting for income taxes.

         Concentration of Risk

         Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of balances at financial institutions.

         The Company had deposits with one financial institution amounting to $(37,885) and $83,866 at December 31, 1999 and 1998, respectively, which was insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation. The Company believes that risks relating to cash balances are minimized as a result of the size and stature of the financial institutions in which the Company maintains its account.

         Advertising

         Advertising costs are charged to operations when incurred. Advertising costs during 1999 and 1998 amounted to $32,319 and $1,169, respectively.

         Amortization

         Amortization of trademarks, brand names, copyrights and goodwill is determined utilizing the straight line method based generally on the estimated useful lives of the intangibles as follows:

                 Organization expense                            5 years
                 Trademark and brand name                       15 years

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

         Accounting Pronouncements

         In June 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131) which established presentation of financial data based on the "management approach". SFAS No. 131 is applicable for years beginning after December 15, 1997. For the current fiscal year we are not going to present segment reporting because it is immaterial.

         Basic Loss per Share and Diluted Loss per Share

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS No. 128), which specifies the computation, presentation and disclosure requirements for earnings per share. SFAS No. 128 supercedes Accounting Principle Board Opinion No. 15 entitled Earnings Per Share. Basic earnings per share are computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

         The numerator in calculating basic earnings per share is reported net loss. The denominator is based on the following weighted-average number of common shares:

                                                  1999         1998
                                               ---------    ---------

                 Basic                         2,754,704    2,088,073


         The 1,250,000 shares of common stock reserved for the exercise of warrants are not included in the diluted earnings per share because the exercise price is above the average market price per share.

         Principles of Consolidation

         The consolidated financial statements of the Company include those accounts of Universal Beverages, Inc. All significant intercompany transactions and balances have been eliminated in the consolidation.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 2   CAPITAL STOCK TRANSACTIONS

         The Articles of Incorporation provide for the authorization of 30,000,000 shares of common stock at $0.001 par value; and 20,000,000 shares of preferred stock at $0.01.

         Common Stock

         On March 6, 1998 the Company issued 1,724,999 shares with the acquisition of Universal Beverages, Inc.

         On May 11, 1998, the Company, according to a private placement offering, completed a sale of 485,000 shares of common stock at a price of $2.00 per share.

         Dividends for preferred stock were declared for the year ended December 31, 1998 in the amount of 1,516 shares of common stock, and $15 cash payments. No dividends were declared in 1999.

         On December 3, 1999 the Company issued 35,000 shares of common stock in exchange for consulting services at a price of $.001 per share.

         On December 3, 1999 the Company issued 770,000 shares of common stock to employees for compensation in lieu of cash payments.

         On December 3, 1999 the Company issued 200,000 shares of common stock to Robert Dolan as part of the loan agreement at a price of $.001 per share.

         On December 3, 1999 the Company issued 750,000 shares of common stock as an adjustment to the acquisition agreement with Universal Beverages, Inc. at a price of $.001 per share.

         Preferred Stock

         On October 31, 1998 the Company, according to a private placement offering, completed a sale of 8,500 shares of preferred stock at a price of $10 per share. The shares of preferred stock offered were of Series A Convertible 10% Preferred Stock.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 2   CAPITAL STOCK TRANSACTIONS - continued

         The total shares at December 31, 1999 and 1998 were as follows:

                                                   1999            1998
                                                ----------      ----------
               Common stock - issued &
                 outstanding ($.001 par value)   4,363,454       2,608,454

               Preferred stock - issued &
                 outstanding ($.01 par value)        8,500           8,500


NOTE 3   INVENTORY

         At December 31, 1999 and 1998, inventory consisted of the following:

                                                   1999            1998
                                                ----------      ----------

               Finished goods                   $  104,969      $   55,619
               Raw materials                       167,624         116,463
               Pallets                              19,409          12,866
               Work in Process                      66,157          17,000
                                                ----------      ----------
                                                $  358,159      $  201,948
                                                ==========      ==========


NOTE 4   PROPERTY AND EQUIPMENT DEPRECIATION

         Property and equipment at December 31, 1999 and 1998 consisted of the following:

                                                   1999            1998
                                                ----------      ----------

            Production equipment                $1,233,003      $  964,881
            Plant improvements                     595,870         415,021
            Office equipment                        20,952          14,647
                                                ----------      ----------
                                                 1,849,825       1,394,549
            Less accumulated depreciation         (250,938)        (38,438)
                                                ----------      ----------

                                                $1,598,887      $1,356,111
                                                ==========      ==========

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 4   PROPERTY AND EQUIPMENT DEPRECIATION - continued

         Depreciation expense for the years ended December 31, 1999 and 1998 was $212,500 and $19,524, respectively.

NOTE 5   INTANGIBLE ASSETS

         At December 31, 1999 and 1998, intangible assets were:

                                                   1999            1998
                                                ----------      ----------

            Brand name and trademark            $  758,804      $  756,196
            Organization cost                        2,817           2,817
            Deferred loan cost                      65,000          65,000
                                                ----------      ----------
                                                   826,621         824,013
            Less accumulated amortization          (61,502)         (1,127)
                                                ----------      ----------
                                                $  765,119      $  822,886
                                                ==========      ==========

         Amortization expenses for the years ended December 31, 1999 and 1998 was $60,375 and $563, respectively.

NOTE 6   INCOME TAXES

         The Company has a federal net operating loss carryforward for the years ended December 31, 1999 and 1998 of $2,182,344 and $1,101,457,
         respectively, of which $2,182,344 expires in 2019, and $1,101,457 expires in 2018. .

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 7   LEASES

         The Company rents office space in Jacksonville, Florida for $2,417 plus tax per month, which expires on May 31, 2000. The Company also leases the manufacturing plant in Leesburg, Florida for $16,133 per month plus tax. The revised lease agreement expires on August 31, 2004, and reflects a new monthly payment amount of $18,758.96 for the year 2000 and increases in 4% increments each year thereafter. Real estate taxes are approximately $20,000 per annum.

         Rental expense for the years ended December 31, 1999 and 1998 was $238,204 and $136,252, respectively. Future anticipated minimum annual rental expenses for subsequent years are as follows:

                    Years Ended                            Amount
                    -----------                          ----------

                       2000                              $  252,610
                       2001                                 249,329
                       2002                                 259,302
                       2003                                 269,674
                       2004                                 186,974
                                                         ----------

                                                         $1,217,889
                                                         ----------

NOTE 8   EMPLOYMENT AGREEMENTS

         The Company has entered into employment agreements with its top three officers, commencing on May 6, 1998 and expiring on May 5, 2001.

               Chairman, Chief Executive Officer     $   60,000 per annum
               President, Chief Operating Officer    $   80,000 per annum
               Vice President Finance                $   60,000 per annum

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


  NOTE 9   NOTES PAYABLE

           The Company has outstanding notes payable at December 31, 1999 and 1998 as follows:

                                                                                 1999               1998
                                                                              -----------        -----------
                  Note payable to Bridge Bank with an
                  interest rate of 15% per year; unsecured,
                  due on demand.                                              $   541,500       $  134,000

                  Note payable to American Access with
                  an interest rate of 15% per year; unsecured,
                  due on demand                                                   500,000          500,000

                  Note payable to Rial/Moe with an interest
                  rate of 15% per annum; secured by
                  production equipment; due on demand                             500,000          500,000

                  Note payable to various shareholders at a
                  15% interest rate per year; due on demand;
                  secured by all assets of Company.                               185,000          140,000

                  Note payable to Altamonte Capital with a
                  15% interest rate; due on demand; secured                       300,000                0

                  Note payable to Telcoa with a 15% interest
                  rate per year; due on August 31, 2000                           250,000                0

                  Note payable to American Container; due on
                  demand; unsecured; no interest                                        0           38,000

                  14% note payable to an investment company;
                  secured by a blanket lien on assets; payable
                  interest only through 11/4/03, and 36 equal
                  payments of principal plus interest
                  beginning 11/5/03. The note also includes a
                  prepayment penalty clause.                                    1,306,000        1,065,000
                                                                              -----------       ----------
                                                                                3,582,500        2,377,000
                  Less current portion                                         (2,276,500)      (1,312,000)
                                                                              -----------       ----------

                                                                               $1,306,000       $1,065,000
                                                                              -----------       ----------

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 9     NOTES PAYABLE - continued

           The amount of interest accrued but unpaid as of December 31, 1999 and 1998 was $436,964 and $139,167, respectively.

NOTE 10    RELATED PARTY TRANSACTIONS

           On July 2, 1998, the Company purchased a Promissory note dated January 15, 1996 in the original amount of $112,086 made by Best Day Company, fka Syfo Water Company, Inc., an unrelated third party. As part of that transaction, Union Planters Bank assigned all of its rights under a security agreement and guarantee securing the indebtedness. Pursuant to the agreement Best Day Co. granted a security interest in its inventory, accounts receivable, contract rights, general intangibles, furniture, fixtures, and equipment. The purchase price was $90,000. Syfo Beverage Company of Florida, Inc. had an exclusive franchise and bottling contract for the Syfo brand of products with Best Day Company.

           The officers and directors of Syfo Beverage Company of Florida, Inc. own 14.6% of the outstanding common stock of the Company at December 31, 1998. In conjunction with the above transaction the Company exchanged the $660,000 unsecured debt owed by Syfo Beverage Company of Florida, Inc. in consideration of the termination of its exclusive franchise and bottling contract for the Syfo brand of products.

           An independent appraiser has valued the Brand Name and Trademark at a minimum of $540,000.

           Sales of Syfo products amounted to approximately $2,204,514 during 1998. Note the first six months the Company was contract packing for Syfo Beverage Company of Florida.

NOTE 11    UNCERTAINTY DUE TO YEAR 2000 ISSUE

           The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 and 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 11    UNCERTAINTY DUE TO YEAR 2000 ISSUE - continued

           The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors in significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issues affecting the entity, including those related to the efforts of customers, suppliers, or third parties will be fully resolved.

NOTE 12    MERGER

           On March 6, 1998, Universal Beverage Holdings Corporation merged with Universal Beverage, Inc., a Florida corporation. The combination was accounted for as a pooling of interest under which net assets of both foundations were combined at book value and neither recognized a gain or loss. The merger shall qualify as a tax-free reorganization under
           Section 386(a)(1)(B) of the Internal Revenue Code of 1986, as amended ("The Code").

NOTE 13    LITIGATION

           The Company was involved in several lawsuits at December 31, 1999. The ultimate outcome of this litigation is unknown at this time and attorneys for the Company could not determine liability. However, $107,375 has been accrued by the Company for litigation and contingencies.

NOTE 14    SUBSEQUENT EVENTS

           On January 11, 2000 the Company obtained a loan for working capital from Telcoa International, Corp. for $100,000 with an interest rate of 10% for 90 days, renewable up to 3 times.

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 15    GOING CONCERN

           These financial statements are presented on the basis that the Company is a going concern. For the years ended December 31, 1999 and 1998, the Company showed operating losses of $2,182,344 and $1,101,457, respectively. The accompanying financial statements indicate that current liabilities exceed current assets by $3,317,798 and $1,568,792 for the years ended December 31, 1999 and 1998.

           The Company is in default for payments on short-term loans in the amount of $2,026,500 and $1,185,000, respectively. The accrued interest on these loans amounted to $436,964 for 1999 and $139,167 for 1998. Currently, the Company is involved in a lawsuit relating to this matter which includes two loans of $250,000 each. The outcome is still pending.

           Management's plan concerning this matter includes debt conversion to common stock and/or preferred stock in the amounts of $2,847,500 at December 31, 1999. At the date of this report, the conversion is still in the negotiation stage. The Company also entered into a distribution agreement with Wal-Mart. At the date of this report, a vendor number has been assigned. Management also plans a private offering to raise working capital (See Note 15). In addition, Management has secured a long-term contract to provide bottled water for FEMA (Federal Emergency Management Association) to be distributed for any and all disasters, in which this agency is involved. The Company has also been selected by the National Football League Franchise, Jacksonville Jaguars, to retain the "pouring rights" to their stadium in Jacksonville, Florida.